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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on December 17, 2001

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated August 20, 2001

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

MESSER GRIESHEIM HOLDING AG

Fütingsweg 34, 47805 Krefeld, Germany

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F /x/              Form 40-F / /

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes / /              No /x/

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    N/A

TABLE OF CONTENTS

Consummation of Exchange Offer
Report for the Nine Month Period Ended September 30, 2001
Business
Management's Discussion and Analysis of Financial Condition and Results of Operations
Messer Griesheim Holding AG
Unaudited Financial Information
Unaudited Interim Condensed Consolidated Statements of Operations
Unaudited Interim Condensed Consolidated Balance Sheets
Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders' Equity
Unaudited Interim Condensed Consolidated Statement of Cash Flows
Notes to Unaudited Interim Condensed Consolidated Financial Statements

CONSUMMATION OF EXCHANGE OFFER

    Messer Griesheim Holding AG (the "Company") has exchanged, upon the terms and subject to the conditions set forth in a prospectus dated November 14, 2001 (the "Prospectus") and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), (1) E1,000 principal amount at maturity of its registered 10.375% Senior Notes due 2011 for each E1,000 principal amount at maturity of its unregistered 10.375% Senior Notes due 2011 that were issued May 16, 2001 and initially sold to qualified institutional buyers in the United States in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") (the "Initial Rule 144A Notes") and (2) E1,000 principal amount at maturity of its registered 10.375% Senior Notes due 2011 for each E1,000 principal amount at maturity of its unregistered 10.375% Senior Notes due 2011 that were issued May 16, 2001 and initially sold outside the United States in accordance with Regulation S under the Securities Act (the "Initial Regulation S Notes"). The exchange notes issued in exchange for the Initial Rule 144A Notes and the exchange notes issued in exchange for the Initial Regulation S Notes are referred to collectively herein as the "Exchange Notes".

    An aggregate principal amount at maturity of E109,585,000 of the Exchange Notes issued in exchange for the Initial Rule 144A Notes and E438,214,000 of the Exchange Notes issued in exchange for the Initial Regulation S Notes were issued, on and the global note representing the Exchange Notes were deposited with, The Bank of New York Depository (Nominees) Limited, as common depositary (the "Common Depositary") for Euroclear and Clearstream Banking, société anonyme, formerly Cedelbank ("Clearstream Luxembourg"), and registered in the name of the Common Depositary, on December 17, 2001.

    Following the Exchange Offer, no Initial Rule 144A Notes remain outstanding and E2,201,000 of the Initial Regulation S Notes remain outstanding representing approximately 0.4% of the aggregate amount of 10.375% Senior Notes due 2011 issued May 16, 2001 by the Company not exchanged pursuant to the Exchange Offer.

    The Initial Rule 144A Notes have an ISIN of XS0129587142 and a Common Code of 012958714. The Initial Regulation S Notes have an ISIN of XS0129586763 and a Common Code number of 012958676.

    The Exchange Notes issued in exchange for the Initial Rule 144A Notes and the Initial Regulation S Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg with an ISIN of XS0136262275 and a Common Code of 013626327.

REPORT FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001

    The accounts being reported on are the consolidated results of Messer Griesheim Holding AG (the "Company"). Our obligation to file this report with The Bank of New York (the "Trustee"), for the benefit of our noteholders, and the U.S. Securities and Exchange Commission arises under the indenture, dated as of May 16, 2001, between the Company and the Trustee, pursuant to which the Company has issued its 10.375% Senior Notes due 2011.

    This report may include forward-looking statements. In addition, from time to time, our representatives or we have made or may make forward-looking statements orally or in writing. All statements other than statements of historical facts included in this report regarding our financial condition, plans to increase revenues and statements regarding other future events or prospects, are forward-looking statements. We have used the words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" or similar expressions in this report to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements.

    We are not obliged to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified to their entirety by the cautionary statements contained in this report and the more detailed discussion of risks in the section entitled "Risk Factors" of the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on November 8, 2001. Because of these risks, uncertainties and assumptions, investors should not place undue reliance on forward-looking statements.

BUSINESS

    We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, including the steel, chemicals, electronics, pulp and paper, health-care, food and beverage, automotive, lighting and glass industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion in conjunction with the Company's unaudited condensed consolidated financial statements included elsewhere herein. The Company's financial statements are prepared in accordance with the International Accounting Standards of the International Accounting Standards Committee, or IAS, which differ in certain significant respects from U.S. GAAP. You can find reconciliations of net income, shareholder's equity and other financial statement items and disclosures regarding differences between IAS and U.S. GAAP in note 20 to the Company's unaudited condensed consolidated financial statements.

Overview

    We operate in nearly 60 countries through more than 500 facilities, including production plants, distribution and filling stations and research centers. We have an estimated global market share of approximately 5% of the total industrial gases market, making us the seventh largest industrial gas producer worldwide, and leading market shares in Germany and certain other countries in central and eastern Europe. We also have strong businesses in selected industrial areas of the United States and in selected niche markets in other western European countries. In 2001, we generated year-to-date net sales of E1,234 million and normalized EBITDA of E297 million.

    Our primary or core markets are Germany, North America and the rest of Europe. Our two largest markets, Germany and North America, collectively accounted for 63.4% of our net sales and 75.7% of our normalized EBITDA for year-to-date 2001. Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders. In addition to our core markets of Europe and North America, we also operate in Asia, Africa and Latin America. We intend to divest substantially all of the assets outside our core markets, along with certain non-strategic assets in our core markets, by year-end 2002.

    The following is an overview of a number of significant factors that affect our results of operations or that may affect our future results of operations.

Acquisition Transactions, Refinancing and Divestiture Program

    As discussed in note 3 to our unaudited interim condensed consolidated financial statements contained herein, the acquisition transactions have been accounted for at fair value and, accordingly, our assets and liabilities have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of Messer Griesheim for periods prior to the acquisition transactions are not comparable to our financial statements for periods subsequent to the acquisition transactions. To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables and schedules of this document, and in our financial statements to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

The Acquisition of Messer Griesheim

    Prior to the completion of the acquisition transactions described below, Messer Griesheim was owned:

  •
  33 1/3% by the Messer family through a holding company, Messer Industrie GmbH, and

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  66 2/3% by Hoechst AG, a subsidiary of Aventis S.A.. Aventis was formed in December 1999 as the result of the merger of Hoechst AG and Rhône-Poulenc S.A., two of Europe's largest chemical companies.

    On December 31, 2000, Messer Industrie, Hoechst and our parent company Messer Griesheim Group GmbH (formerly named Cornelia Verwaltungsgesellschaft mbH), entered into certain acquisition transactions.

    As a result of the acquisition transactions, the issuer owns 100% of Messer Griesheim and the issuer is wholly owned by Messer Griesheim Group. The issuer and Messer Griesheim Group are both holding companies with no material assets other than their direct or indirect interests in Messer Griesheim (and, in the issuer's case, the payments under the intercompany loan to Messer Griesheim). As a result of the completion of the acquisition transactions, Messer Griesheim Group is owned:

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  32.67% by the Messer family, through Messer Industrie;

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  33.665% by Allianz Capital Partners; and

  •
  33.665% by six private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

    In connection with these acquisition transactions, the shareholders of Messer Griesheim Group entered into a shareholders' agreement governing their respective voting control and other ownership rights with respect to the issuer and Messer Griesheim.

Transaction Structure

    The following diagram shows our ownership structure and the structure of our principal indebtedness following completion of the acquisition transactions, and after the issuance of the notes and the refinancing of our indebtedness as have been completed, including repayment in full of the E400 million mezzanine bridge facility and repayment of E115 million of our senior term facilities:

(1)
The holding company for the Messer family's interests in Messer Griesheim.

(2)
Certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

(3)
Principal operating company in Germany and holding company for the remainder of our operations.

(4)
E1,340 million is the initial aggregate amount of term loan facilities. We repaid E115 million principal amount of senior term facilities with a portion of the proceeds from the sale of the notes. E1,225 million is the aggregate amount of senior term facilities that remains. The senior facilities also include committed but not fully drawn funds totaling E310 million under revolving facilities. Certain of Messer Griesheim's subsidiaries are also direct borrowers under the senior facilities.

Refinancing Program

    In connection with the acquisition transactions described above, substantially all of Messer Griesheim's existing indebtedness was refinanced through the senior facilities described below and the notes. Upon the initial closing of the acquisition Messer Griesheim entered into a senior facilities agreement with aggregate available funds of E1,650 million (E1,340 million of term loan facilities and E310 million of revolving facilities) and a mezzanine bridge facility agreement in the aggregate amount of E400 million. Since that time Messer Griesheim has borrowed a portion of the term loans under the senior facilities and the entire mezzanine bridge facility. Upon the closing of the sale of the notes, the issuer made an intercompany loan to Messer Griesheim with the gross proceeds from the notes, and Messer Griesheim used the intercompany loan to repay the mezzanine bridge facility in full and repay E115 million principal amount of outstanding term borrowings under the senior facilities.

Net Sales

    We primarily earn revenues from

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  sales of industrial gases and

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  sales of hardware related to industrial gas usage.

    Our sales of industrial gases which amounts to greater than 90% of our total revenues are divided into three business units corresponding to their mode of delivery: on-site and pipeline sales, bulk delivery sales and cylinder delivery sales. Contracts in our on-site production and pipeline supply businesses in Europe and the United States typically have terms of 10 to 15 years and usually have "take-or-pay" minimum purchase provisions. In each of the last three years, the "take-or-pay" minimum purchase requirements in our on-site and pipeline supply contracts accounted for approximately 60% to 70% in Germany and 40% to 45% in the United States of the total amount of net sales that we generated under these contracts.

    Contracts in our bulk business generally have terms of two to three years in Europe and five to seven years in the United States. Customers in our on-site and pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. Our on-site, pipeline and bulk businesses in Germany and the United States accounted for approximately 33% of our total net sales and approximately 50% of our normalized EBITDA in 2001. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and three to five years in the United States.

    The Company calculates normalized EBITDA as operating profit before depreciation and amortization, after adding back charges for impairment of intangible assets and property, plant and equipment and restructuring charges.

    Normalized EBITDA is not a measure recognized by IAS or U.S. GAAP. This and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the unique situations of those companies. One should be very cautious in comparing the Company`s normalized EBITDA data to the EBITDA data of other companies. Normalized EBITDA is not a substitute for operating profit as a measure of operating results. Likewise, normalized EBITDA is not a substitute for cash flow as a measure of liquidity.

    Our net sales are dependent on the economic conditions in the markets in which we operate. However, we believe that we have limited exposure to the cyclical nature in demand of any particular industry because of the wide diversity of industries represented by our customer base.

    Although industrial gas prices appear to have recently stabilized in many of the markets in which we operate, prices have consistently decreased for at least the last 10 years, especially in the bulk and commodity gas cylinder segments, due to aggressive efforts by most producers to increase market share. The profit margin impact of this price erosion has been partially offset by efficiency improvements throughout the supply chain and regional consolidation among large participants in the industry, permitting economies of scale. In addition, new applications for industrial gases have increased sales volumes and profit margins.

Cost of Sales

    Our principal raw material is air, which is free and which we separate into its component gases. Cost of sales principally consists of:

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  capital costs of plants;

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  costs of energy required for production, and

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  labor costs relating to production.

    Energy costs consist principally of electrical power costs. Energy costs accounted for approximately 25% of our total operating expenses in 2001. We are able to pass on a portion of increases in energy costs to many, but not all, of our on-site and pipeline customers with long-term supply contracts, although these adjustments in cost often occur only on an annual basis. The amount and other terms of these energy cost pass-through provisions vary by contract.

    Labor costs relating to production consist principally of wages and salaries, social security contributions and other expenses related to employee benefits. Social security contributions include our portion of social security payments as well as our contributions to workers' insurance associations.

    We depreciate fixed assets on a straight-line basis. Our depreciation rates assume a useful life of 10 to 50 years for buildings, 10 to 20 years for plant and machinery and 3 to 20 years for other plant, factory and office equipment.

Currency Translation

    During the periods presented, our operations were conducted principally in Europe and the United States, and to a lesser extent in other regions of the world. On January 1, 2000, we adopted the E as our reporting currency and translated all amounts previously denominated in Deutsche Mark (DM) at the fixed exchange rate of E1.00 = DM 1.95583, applicable since January 1, 1999, for all prior periods presented.

    The balance sheet items of our group companies located outside the European Monetary Union are translated from their relevant local currencies into E at the closing exchange rate on our balance sheet date. The items on our income statement are translated into E using average annual exchange rates. Foreign currency gains and losses from current assets and current liabilities denominated in a currency other than the functional currency are included in "other operating income" or "other operating expense". Accordingly, exchange rate fluctuations can have a material impact on our income statement and balance sheet as presented in E.

Impairment of Intangible Assets and Property, Plant and Equipment

    In the event facts and circumstances indicate that our long-lived assets, including property, plant and equipment and intangible assets, may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the recoverable amount of the asset is compared to the asset's carrying amount to determine whether a write-down to the recoverable amount is required. The recoverable amount is based on the discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The write-down of current and non-current assets, except for goodwill, are reinstated to the extent factors giving rise to the write-down reasons no longer exist.

Discontinuing Operations

    In December 1999, Messer Griesheim transferred its cutting & welding division to its minority shareholder, Messer Industrie GmbH. As a result of this transaction, the operating results of the cutting & welding division have been classified as discontinuing operations on Messer Griesheim's consolidated 2000 income statement.

Divestiture Program

    Our core markets are Germany and elsewhere in Europe and the United States. In May 2001 immediately following our change in ownership that resulted from the acquisition transactions described elsewhere in this document, we adopted a divestiture program. Pursuant to the divestiture program, we are currently in negotiation to sell substantially all of our assets and operations in our non-core markets in Asia, Africa and Latin America, as well as certain non-strategic assets and operations in our core markets. Principally, the proceeds from this divestiture program will be used to reduce our consolidated debt.

    We estimate that the operations to be divested accounted for approximately 24% of our net property, plant and equipment at year-end 2000 and 17% of our total net sales and 7% of normalized EBITDA for 2000. We expect our divestitures will permit us to reduce our consolidated debt by approximately E400 million. Delays in divesting these assets could prevent us from realizing the full benefit of our program to reduce our debt.

    The divestiture of certain of our assets and operations may require additional expenditures prior to their divestiture.

Cost-Savings Plan

    We are implementing a plan to reduce our operating costs, principally in Europe. This plan involves eliminating duplications in support positions for certain process functions, reducing energy costs, centralizing key process functions and simplifying our management structure. We have identified a number of specific cost savings measures that we expect will reduce the cost base of our operations in our core markets relative to its current level by E100 million by year-end 2003. To implement these measures, we expect to incur one-time costs of approximately E84 million over the next two years, principally to be applied towards severance payments and information technology improvements.

Taxation

    In general, prior to 2001 retained (undistributed) German corporate income was initially subject to a federal corporation income tax at a rate of 40% for 2000 (40% for 1999 and 45% for 1998), plus a surcharge of 5.5% for each year. Giving effect to the surcharge, the federal corporate tax rate was 42.2% for 2000 (42.2% in 1999 and 47.475% in 1998). Upon distribution of certain retained earnings generated in Germany to stockholders in 2001, the corporate income tax rate on the earnings was adjusted to 30%, plus a solidarity surcharge of 5.5% for a total of 31.65% for each year, by means of a refund for taxes previously paid. Under the current German corporate tax system, during a 15 year transition period beginning on January 1, 2001, we will continue to receive a refund or pay additional taxes on the distribution of retained earnings which existed as of December 31, 2000.

    Deferred taxes are recognized for the temporary differences between the carrying amount of assets or liabilities in the balance sheet and their associated tax bases. Deferred taxes are based on the rates enacted for the subsequent periods when the temporary differences are expected to reverse. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Results of Operations

    Certain reclassifications have been made to the presentation of prior periods to conform to the current period classification. Consideration should be given to the effects of the acquisition transactions, the refinancing program, and the divestiture program, as discussed above, when comparing historical financial information for periods prior to April 30, 2001 to periods thereafter.

Four Months Ended April 30, 2001 and Five Months Ended September 30, 2001 Compared with Nine Months Ended September 30, 2000

    The following table sets forth a summary of our results, which are unaudited, for the nine month period ended September 30, 2000, the four month period ended April 30, 2001 and the five month period ended September 30, 2001. Financial information for periods prior to and subsequent to the acquisition transactions have been separated in the following table by inserting a solid vertical line between the columns for such periods.

	Predecessor
	Nine Months Ended September 30, 2000	Four Months Ended April 30, 2001
			Successor Five Months Ended September 30, 2001 Messer Griesheim Holding AG
	Messer Griesheim GmbH
	E (in millions)	E (in millions)	E (in millions)
Net sales	1,244.9	574.5	659.5
Cost of sales	(600.4)	(293.4)	(336.2)

Gross profit	644.5	281.1	323.3
Distribution and selling costs	(433.7)	(177.2)	(192.0)
General and administrative costs	(107.9)	(45.0)	(47.5)
Other, net(1)	(93.8)	(12.4)	(33.0)

Operating profit	9.1	46.5	50.8
Interest expense, net	(66.2)	(36.4)	(64.3)
Loss before income taxes and minority interests	(247.4)	(6.6)	(29.9)
Income tax benefit / (expense)	57.3	(4.8)	(21.8)
Net loss	(195.7)	(13.5)	(56.2)
Normalized EBITDA	251.1	125.9	171.0

(1)
Amounts include total net of research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring charges.

    As a result of the acquisition transactions, the refinancing program and the divestiture program, as described above, a comparison between the four months ended April 30, 2001 and the five months ended September 30, 2001 to the nine months ended September 30, 2000 is not meaningful. The acquisition transactions were accounted for in a manner similar to a "purchase" business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their fair values. The accounting treatment impacts our results of operations for the five months ended September 30, 2001 primarily by increasing amortization of goodwill, decreasing depreciation of property, plant and equipment, and reduced losses of disposals of subsidiaries and other assets included in the divestiture program and correspondingly decreasing our operating profit compared to all periods prior to April 30, 2001. The refinancing program increased our interest expense in the five months ended September 30, 2001 compared to all periods prior to April 30, 2001.

In addition, certain subsidiaries to be sold as part of our divestiture program have been deconsolidated and thus excluded from the results of operations for the five months ended September 30, 2001.

    Notwithstanding the lack of comparability between the periods, net sales with respect to our continuing operations remained relatively constant in most of our operating regions, and operating profit with respect to our continuing operations, excluding impairment charges and restructuring charges, increased in Germany and Eastern Europe, remained stable in Western Europe (excluding Germany) and declined in North America.

    Management believes that the following material trends have affected our net sales and operating profit with respect to our continuing operations for the nine months ended September 30, 2001, compared to the nine months ended September 30, 2000. Net sales and operating profit in Germany during 2001 benefited from increased sales volume in our gas business. This benefit was offset by lower prices resulting from ongoing competition in response to market conditions and the overall worsening economic conditions in Germany. Net sales and operating profit in North America declined, reflecting the adverse effects of the continuing economic downturn in U.S. markets, partially offset by the favorable effects of the appreciation of the dollar against the Euro. On a constant exchange rate basis, both net sales and operating profit decreased in North America. In Western Europe (other than Germany), net sales and operating profit remained selectively constant across all countries other than the United Kingdom, which experienced a slight decline in net sales due to lower sales to the food and beverage industry. Net sales and operating profit in Eastern Europe decreased, primarily resulting from a major devaluation of the Yugoslavian currency against the Euro.

Three Months Ended September 30, 2001 Compared with Three Months Ended September 30, 2000

    The following table sets forth a summary of Messer Griesheim's results of operations for the three month periods ended September 30, 2000 and 2001, in terms of amounts as well as a percentage of net sales.

	Predecessor Three Months Ended September 30, 2000 Messer Griesheim GmbH		Successor Three Months Ended September 30, 2001 Messer Griesheim Holding AG
	E (in millions)%		E (in millions)%
Net sales	397.7	100.0	393.6	100.0
Cost of sales	(183.3)	(46.1)	(206.1)	(52.4)

Gross profit	214.4	53.9	187.5	47,6
Distribution and selling costs	(153.2)	(38.5)	(112.4)	(28.6)
General and administrative costs	(31.7)	(8.0)	(28.7)	(7.3)
Other, net(1)	(32.8)	(8.2)	(21.4)	(5.4)

Operating profit (loss)	(3.3)	(0.8)	25.0	6.4

Interest expense, net	(25.5)	(6.4)	(40.1)	(10.2)
Loss before income taxes and minority interests	(79.0)	(19.9)	(17.5)	(4.5)
Income taxes	18.2	4.6	(20.9)	(5.3)
Net income (loss)	(63.2)	(15.9)	(41.3)	(10.5)
Normalized EBITDA	77.2	19.4	98.1	24.9

(1)
Amounts include total net of research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring charges.

    Net sales.  Net sales decreased 1.0% to E393.6 million in the third-quarter 2001 from E397.7 million in the same period 2000.

	Predecessor Three Months Ended September 30, 2000 Messer Griesheim GmbH	Successor Three Months Ended September 30, 2001 Messer Griesheim Holding AG
	E (in millions)	E (in millions)
Net sales (Business Areas)
Germany	141.0	163.9
Western Europe, excluding Germany	61.1	64.7
Eastern Europe	51.1	54.2
North America	100.4	95.9
Others	50.4	14.7
Reconciliation / Corporate	(6.3)	0.2

Total	397.7	393.6

  •
  Net sales in Germany increased 16.2% to E163.9 million in the third quarter 2001 from E141.0 million in the same period 2000. This increase is principally due to increases in sales volumes. These sales volume increases were partially offset by falling gas prices. In general, prices in the German market fell in the third quarter 2001 due to increased competition in response to market conditions. However, overall price pressure declined in 2001 compared to 2000.

  •
  Net sales in North America decreased 4.5% to E95.9 million in the third quarter 2001 from E100.4 million in the same period 2000. This decrease is primarily due to lower sales volumes in all business areas as a result of the recession in the U.S. The decrease is partially offset of the appreciation of the U.S. dollar against the Euro in the third quarter 2001. On a constant exchange rate basis, net sales in North America decreased E8.7 million or 8.7% in the third-quarter 2001 compared to 2000. In order to make the figures comparable, the impact of the business disposal program on the third quarter 2001 sales was E6.3 million. Therefore, on a like-to-like basis, sales in the third quarter 2000 was E 94.1 million, which means ignoring exchange rates, sales of business included in both periods actually grew by 2.0%.

  •
  Net sales in Western Europe (excluding Germany) increased 5.9% to E64.7 million in the third-quarter 2001 from E 61.1million in the same period 2000. This increase is principally due to increased sales volumes in France, Italy, Switzerland and Spain. Furthermore, sales in the U.K. are driven by an extra engineering turnover this quarter. Further, sales benefited from various price developments. The downward trend in average selling price of LCO2 in the U.K. has been stopped. Similarly, the price war in the Italian market has declined compared to the same period 2000. However, we faced the first signs of business climate deterioration in France and Italy.

  •
  Net sales in Eastern Europe increased 6.1% to E54.2 million in the third-quarter 2001 from E51.1 million in the same period 2000. Sales volumes in almost all countries in the region increased compared to the same period 2000. In addition, the first-time consolidation of one of our Czech subsidiaries in September 2000 resulted in additional net sales of E1.6 million for 2001 compared to the prior year.

  •
  Net sales in Other Business Areas decreased by E35.7 million to E14.7 million in the third-quarter 2001 from E50.4 million in the same period 2000. However, numbers are not comparable owing to the de-consolidation of companies in Mexico, Brazil, Argentina, Peru, Venezuela, Trinidad &Tobago, South Africa, Singapore, Korea and Indonesia effective May 1, 2001.

    Cost of sales.  Cost of sales consists primarily of raw material costs, purchased parts and direct labor, as well as manufacturing overheads and depreciation. Cost of sales increased 12.4% to E206.1 million in the third-quarter 2001 from E183.3 million in the same period 2000. The cost of sales as a percentage of net sales increased to 52.4% in the third-quarter 2001 from 46.1% in the same period 2000. The increase primarily results from higher energy costs in the United States that could not be passed on to customers. Furthermore, our product mix in the third quarter was burdened by higher hardware-sales in the U.K. and Germany, which have below average margins.

    Distribution and selling costs.  Distribution and selling costs consist primarily of sales organization costs, transport of gases and cylinders from the production site or filling station to the customer, depreciation of the cylinders and tanks at the customer site, advertising and sales promotions, commissions and freight. Distribution and selling costs decreased 26.6% to E112.4 million in the third-quarter 2001 from E153.2 million in the same period 2000. This decrease is principally due to the successful implementation of the cost savings program. Distribution and selling costs as a percentage of net sales decreased to 28.6% in the third-quarter 2001 from 38.5% in the same period 2000.

    General and administrative costs.  General and administrative costs consist primarily of personnel costs attributable to general management, finance and human resources functions, as well as other corporate overheads. General and administrative expenses decreased 9.5% to E28.7 million in the third-quarter 2001 from E31.7 million in the same period 2000. This decrease is principally due to lower staff compensation costs and operating efficiencies in eastern Europe, resulting from the consolidation of local operations in the third-quarter 2001

    Other, net.  Other, net decreased 34.8% to E21.4 million in the third quarter 2001 from E32.8 million in the same period 2000. Other, net in the third quarter 2000 included impairment charges relating to property, plant and equipment (E32.3 million) which were not incurred in the three months ended September 30, 2001. This decrease was partially offset by the amortization of goodwill, which resulted from the accounting for the acquisition transactions (E11.2 million), restructuring and reorganisation charges (E5.0 million) and an increase of numerous other operating expenses for consulting services relating to the refinancing transaction in the second and third quarter 2001.

    Operating profit (loss).  Operating profit (loss) increased to a profit of E25.0 million in the third-quarter 2001 from a loss of E3.3 million in the same period 2000 based essentially on the factors described above.

	Predecessor Three Months Ended September 30, 2000 Messer Griesheim GmbH	Successor Three Months Ended September 30, 2001 Messer Griesheim Holding AG
	E (in millions)	E (in millions)
Operating profit (loss) (Business Areas)
Germany	22.9	44.8
Western Europe, excluding Germany	5.7	5.8
Eastern Europe	10.1	9.9
North America	8.4	1.0
Others	(41.1)	0.9
Reconciliation / Corporate	(9.3)	(37.4)

Total	(3.3)	25.0

  •
  Operating profit in Germany increased 95.6% to E44.8 million in the third-quarter 2001 from E22.9 million in the same period 2000. This increase was principally due to a decline in price pressure in the market. Furthermore, the on-going cost-saving program is showing its initial success by reducing our cost base.

  •
  In North America we incurred an operating profit of E1.0 million in the third-quarter 2001 compared to an operating profit of E8.4 million in the same period 2000. Operating profit in North America in the third-quarter 2001 reflects restructuring charges of E0.3 million. On a constant exchange rate basis and excluding the restructuring charges in the third-quarter 2001, operating profit in North America is E1.2 million. This decline was principally due to lower sales volume resulting from the recession in the U.S. and higher energy costs which impacts cost of sales as well as increasing distribution costs (fuel). In order to make the figures comparable, the impact of the divestiture program on the third quarter 2001 operating profit was E0.4 million. Therefore, on a like-to-like basis operating profit in the third quarter 2000 was E8.0 million or decreased by E7 million.

  •
  Operating profit in Western Europe increased 1.8% to E5.8 million in the third-quarter 2001 from E5.7 million in the same period 2000. Operating profit in Western Europe in the third-quarter 2001 reflects restructuring charges of E0.5 million. Excluding this item, operating profit increased by 10.5% to E6.3 million in the third-quarter 2001. This increase was principally due to higher sales volumes and generally stable pricing in the third-quarter 2001, the curtailment of the price war on the Italian market, successful start-up of the cylinder business in Spain and a continued decrease of the cost base in the U.K. in accordance with our cost savings program.

  •
  Operating profit in Eastern Europe decreased 2.0% to E9.9 million in the third-quarter 2001 from E10.1 million in the same period 2000. Included in the third quarter 2000 was non-recurring other income of approximately E1 million relating to our Hungarian affiliate. Operating profit in Eastern Europe in the third-quarter 2001 reflects restructuring charges of E0.4 million. The operating profit reflects an increase in net sales throughout most of the region other than Yugoslavia partially offset by the negative effects of the devaluation of the Yugoslavian currency. Additional contribution results from the effective cost management actions in Slovakia, Slovenia and Hungary.

  •
  Operating profit (loss) in Other Business Areas increased to a profit of E0.9 million in the third quarter 2001 from a loss of E41.1 million in the same period 2000. Operating loss in the third quarter 2000 reflects impairment charges of E32.1 million. Excluding this item, operating loss amounted to E9.0 million in the third quarter 2000. This improvement results primarily from sales from plants that came on stream in the same period 2000, partially offset by delays in the start-up of certain new plants in Latin America. These delays required us to make compensating gas purchases from competitors to meet our existing contractual obligations to our customers. However, numbers are not comparable owing to the de-consolidation of companies in Mexico, Brazil, Argentina, Peru, Venezuela, Trinidad & Tobago, South Africa, Singapore and Indonesia effective May 1, 2001.

  •
  Operating loss in Reconciliation / Corporate amounted to E37.4 million in the three months ended September 30, 2001 compared with an operating loss of E9.3 million in the period 2000. The increase in operating loss in the three months ended September 30, 2001 is mainly due to the amortization of goodwill and changes in fair value of subsidiaries held for sale.

    Interest expense, net.  Net interest expenses increased 57.3% to E40.1 million in the third-quarter 2001 from E25.5 million in the same period 2000. These expenses are principally the interest charges associated with Messer Griesheim's debt. This increase in the third-quarter 2001 is due to our higher long-term debt balance as a result of the refinancing program of the Messer Group following the acquisition transactions. The average interest rate has increased from 6.5% to 8.3% per annum as a result of the aforementioned refinancing.

    Income taxes.  An income tax expense of E20.9 million was recorded in the third-quarter 2001, compared to an income tax benefit of E18.2 million in the same period 2000. This is principally due to the utilization of tax loss carryforwards in the third-quarter 2000. The income tax expenses for the 2001 period result from non tax deductible goodwill amortization due to the acquisition transactions and other non deductible expenses for tax purposes.

Liquidity and Capital Resources

Cash Flows for the Nine Month Period Ended September 30, 2000, the Four Month Period Ended April 30, 2001, and the Five Month Period Ended September 30, 2001

    The following table summarizes our cash-flow activity during nine month period ended September 30, 2000, the four month period ended April 30, 2001 and the five month period ended September 30, 2001. The solid vertical line separates the information for periods prior to and subsequent to the acquisition transactions:

	Predecessor
	Nine months ended September 30, 2000	Four months ended April 30, 2001
			Successor Five months ended September 30, 2001 Messer Griesheim Holding AG
	Messer Griesheim GmbH
	E (in millions)
Cash flow from (used in) operating activities	167.0	(8.9)	185.1
Cash flow used in investing activities	(195.6)	(66.0)	(46.1)
Cash flow from (used in) financing activities	37.9	247.6	(88.9)
Cash and cash equivalents, end of period	59.3	226.6	258.3

    Consideration should be given to the effects of the acquisition transactions, the refinancing program, and the divestiture program when comparing historical financial information, for periods prior to April 30, 2001 to periods thereafter.

    Cash flow from (used in) operating activities.  Our cash flow from operations was E167.0 million in the nine-months ended September 2000 compared with cash used in operating activities of E8.9 million in the four-month period ended April 30, 2001 and cash flow from operating activities of E185.1 million in the five-month period ended September 30, 2001. The cash flow from operations for the nine-months ended September 2000 principally reflects a loss before income taxes and minority interests of E247.4 million which was offset mainly by depreciation and amortization of property, plant and equipment and intangible assets and by changes in provisions. For the four months ended April 30, 2001 cash flow from operating activities principally reflects a decrease due to the Singapore operations and changes in working capital in the four-month period ended April 30, 2001. The increase of cash flow from operating activities in the five months ended September 30, 2001 principally results from decreased losses and changes in working capital.

    Cash flow used in investing activities.  In the nine-months ended September 30, 2000, our net cash used in investing activities was E195.6 million, compared with net cash used in investing activities of E66.0 million in the four-month period ended April 30, 2001 and E46.1 million in the five month period ended September 30, 2001. The negative figure for the nine months ended September 30, 2000 principally reflects E180.9 million in purchases of property, plant and equipment and intangible assets. For the four-months ended April 30, 2001 and the five months ended September 30, 2001, the cash used in investing activities principally reflects capital expenditure on property, plant and equipment as well as investments and loans to related parties.

    Cash flow from (used in) financing activities.  Our cash flow from financing activities was E37.9 million in the nine-months ended 2000 compared with E247.6 million in the four-month period ended April 30, 2001 and net cash used in financing activities of E88.9 million in the five-month period ended September 30, 2001. Cash flow from financing activities for the four months ended April 30, 2001 principally reflects additional borrowings that resulted in an increase of cash, which was used to refinance debt in addition to establishing restricted cash collateral on debt that was not refinanced in the five months ended September 30, 2001.

Anticipated Expenditures and Sources of Funds

    Operational capital expenditures as a percentage of net sales was 14.5% in the nine-months ended 2000, as compared to 8.6% in the four-month period ended April 30, 2001 and 7.3% in the five-month period ended September 30, 2001. A core component of our strategy is to reduce Messer Griesheim's historically high levels of capital expenditure. However, we will require funds to meet scheduled debt repayments and to fund the acquisition, if and when it happens, of the China assets described in "Current Transactions-China Transactions", with a purchase price of E32 million and the assumption of existing debt of the ACIC joint ventures (approximately E17.3 million at September 30, 2001).

    We had total indebtedness (including finance leases) of E1,743.3 million at September 30, 2001, of which E1,510.1 million was long-term indebtedness. The indebtedness was primarily due to banks and our bondholders and had an average rate of interest of approximately 7.8% at September 30, 2001.

    Messer Griesheim's principal sources of funds have been cash flow from operations and borrowings from banks. We expect that, going forward, we will finance on-going operations and implement our cost-savings measures and information-technology improvements with a combination of bank borrowings and operating cash flows. We are dependent on the proceeds from our divestiture program to meet our contractually scheduled debt repayment under our senior facilities on April 30, 2003. We expect that our other cash requirements will be met through operating cash flows.

    As of September 30, 2001, we had in place unused credit lines totaling E305.5 million. In addition, certain of our subsidiaries have unused available credit lines under local facilities.

Interest Rate Risk Management

    We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next three years, thus reducing the impact of interest rate changes on future interest expense.

Foreign Exchange Risk Management

    We also are exposed to foreign currency exchange risk related to foreign currency denominated assets and liabilities and debt service payments denominated in foreign currencies. We manage foreign currency exchange risk on a group-wide basis using exchange forward contracts. Our current policy with respect to limiting foreign currency exposure is to economically hedge foreign currency exposures when appropriate.

    The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of September 30, 2001. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At September 30, 2001, our interest rate swaps had remaining terms of nearly three years.

Derivative Financial Instruments

	Contract notional amount	Contractual rates	Fair value September 30, 2001
	(equivalent in thousands, except for contractual rates)
	E'000		E'000
Interest rate cap contracts
Euro	25,565	5.50000	77
Interest rate swap contracts
Euro	89,250	4.45500	(1,273)
Euro	285,000	4.69500	(5,855)
Euro	55,000	4.73000	(1,188)
Euro	45,000	4.65250	(918)
British pounds sterling	28,855	5.81000	(498)
U.S. dollar	272,628	5.00000	(8,034)
U.S. dollar	27,788	4.96500	(824)
	Forward exchange rate
Foreign currency forward contracts
Deutsche Mark/U.S. dollar	304	2.29650	23
British pounds sterling/U.S. dollar	3,992	1.45230	51

Commodity Price Risk

    We are exposed to commodity price risks through our dependence on various raw materials, such as chemical and energy prices. We seek to minimize these risks through our sourcing policies, operating procedures and pass through clauses in our product pricing agreements. We currently do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

Risk Identification and Analysis

    The identification and analysis of risks relating to our operations is conducted through the application of an enterprise-wide risk management system, encompassing all of our activities worldwide. The goal of this risk management system is to foster a group-wide culture of risk management using a common set of objectives and standards in the measurement and treatment of risk. As with any risk management system, the results are based on individual assessments that may be subject to error. There is no guarantee that this system will consistently identify all of the important risks or provide an adequate assessment of their potential impact.

    We are exposed to market risk through our commercial and financial operations as described above. We are implementing a policy of economic hedging against some of these exposures at present, but we may still incur losses as a result of changes in currency exchange rates, interest rates and commodity risk. We do not purchase or sell derivative financial instruments for trading purposes.

Reconciliation to U.S. GAAP

    Our results as reported under IAS differ from our results as reconciled to U.S. GAAP, principally as a result of the different treatment under U.S. GAAP of:

  •
  allocation of purchase price to assets to be sold,

  •
  restructuring charges,

  •
  transaction costs incurred by our parent on our behalf

  •
  impairment of long lived assets

  •
  foreign currency gains and losses on borrowing costs directly attributable to construction

  •
  provisions for pensions and similar obligations, and

  •
  gains and losses related to financial instruments.

    The significant differences between IAS and U.S. GAAP applicable to the historical financial statements are summarized below. Further discussion of significant differences between IAS and U.S. GAAP applicable to our historical financial statements are summarized in note 20 to our unaudited interim condensed consolidated financial statements contained in this document.

Three Months Ended September 31, 2001 Compared with Three Months Ended September 30, 2000

    Net loss as reported under IAS was E41.3 million in third-quarter 2001 and E36.8 million as reconciled to U.S. GAAP, resulting in a reduction in net loss of E4.5 million as reconciled to U.S. GAAP. There were reconciling adjustments of E9.4 million in third quarter 2001 between IAS and U.S. GAAP relating to assets to be sold within one year of the date of the acquisition transaction. The remaining difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to the goodwill impact and thetax effect under U.S. GAAP associated with these adjustments.

    In the third-quarter 2000, the net loss reported under IAS was E63.2 million and E58.9 million as reconciled to U.S. GAAP, resulting in a reduction in net loss of E4.3 million as reconciled to U.S. GAAP. During this period, the Group reported an impairment in accordance with IAS of E5.3 million related to a plant in Argentina, which is not impaired under U.S. GAAP. The remaining difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to financial instruments and to the tax effect under U.S. GAAP associated with these adjustments.

Five Months Ended September 30, 2001 and Four Months Ended April 30, 2001 Compared with Nine Months Ended September 30, 2000

    Net loss as reported under IAS was E195.7 million in nine months ended September 2000 and E192.2 million as reconciled to U.S. GAAP, resulting in a reduction in net loss of E3.5 million as reconciled to U.S. GAAP. There were reconciling adjustments of E4.2 million in nine-months ended September 2000 between IAS and U.S. GAAP relating to property, plant and equipment. In addition, in the nine months ended September 2000 we recognized losses but not gains in the fair value of derivative financial instruments as required by IAS in effect prior to January 1, 2001. Under U.S. GAAP in effect prior to January 1, 2001, both the losses and gains on those instruments were recognized. This adjustment reflects the recognition of losses of E1.9 million in the nine month period ended September 2000. The remaining difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to the tax effect associated with these adjustments.

    In the four-month period ended April 30, 2001 (prior to the acquisition transactions), the net loss reported under IAS and U.S. GAAP was E13.5 million with no significant differences.

    In the five-month period ended September 30, 2001, the net loss reported under IAS was E56.2 million and E52.9 million as reconciled to U.S. GAAP, resulting in a reduction in net loss of E3.3 million as reconciled to U.S. GAAP. During this period, there were reconciling adjustments of E8.2 million between IAS and U.S. GAAP relating to assets to be sold within one year of the date of the business combination. The remaining difference between net loss under IAS and net loss reported under U.S. GAAP is primarily due to the goodwill impact and the tax effect under U.S. GAAP associated with these adjustments.

MESSER GRIESHEIM HOLDING AG ("SUCCESSOR")

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in E thousands, unless otherwise stated)

	Successor July 1, 2001 to September 30, 2001	Predecessor July 1, 2000 to September 30, 2000
Net sales	393,565	397,680
Cost of sales	(206,074)	(183,281)
Gross profit	187,491	214,399
Distribution and selling costs	(112,395)	(153,242)
Research and development costs	(4,577)	(8,323)
General and administrative costs	(28,669)	(31,704)
Other operating income	8,685	9,548
Other operating expense	(20,505)	(1,632)
Impairment of intangible assets and property, plant and equipment	—	(32,319)
Restructuring and reorganisation charges	(4,997)	—
Operating profit (loss)	25,033	(3,273)
Equity method investments income, net	2,676	1,379
Other investment income/(expense), net	3,088	(11,842)
Interest expense, net	(40,127)	(25,470)
Changes in fair value of subsidiaries available for sale	(9,426)	—
Other financial income, net	1,232	2,020
Non-operating expense	(42,557)	(33,913)
Loss from disposal of discontinuing operations, net	—	(41,815)
Loss before income taxes and minority interests	(17,524)	(79,001)
Income tax benefit/(expense)	(20,914)	18,162
Loss before minority interests	(38,438)	(60,839)
Minority interests, net of income taxes	(2,868)	(2,368)
Net loss	(41,306)	(63,207)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG ("SUCCESSOR")

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in E thousands, unless otherwise stated)

		Predecessor
	Successor May 1, 2001 to September 30, 2001
		January 1, 2001 to April 30, 2001	January 1, 2000 to September 30, 2000
Net sales	659,538	574,463	1,244,934
Cost of sales	(336,171)	(293,414)	(600,426)
Gross profit	323,367	281,049	644,508
Distribution and selling costs	(191,962)	(177,182)	(433,723)
Research and development costs	(6,748)	(6,599)	(18,942)
General and administrative costs	(47,514)	(45,027)	(107,993)
Other operating income	9,498	10,242	24,176
Other operating expense	(26,623)	(11,133)	(21,034)
Impairment of intangible assets and property, plant and equipment	—	(2,356)	(77,852)
Restructuring and reorganisation charges	(9,255)	(2,540)	—
Operating profit	50,763	46,454	9,140
Equity method investments expense, net	(5,302)	(5,106)	(163,303)
Other investment expense, net	(2,199)	(4,544)	(9,860)
Interest expense, net	(64,270)	(36,364)	(66,184)
Changes in fair value of subsidiaries available for sale	(8,192)	—	—
Other financial expense, net	(656)	(6,990)	(93)
Non-operating expense	(80,619)	(53,004)	(239,440)
Loss from disposal of discontinuing operations	—	—	(17,120)
Loss before income taxes and minority interests	(29,856)	(6,550)	(247,420)
Income tax benefit/(expenses)	(21,772)	(4,813)	57,331
Loss before minority interests	(51,628)	(11,363)	(190,089)
Minority interests, net of income taxes	(4,580)	(2,135)	(5,653)
Net loss	(56,208)	(13,498)	(195,742)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG ("SUCCESSOR")

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in E thousands, unless otherwise stated)

	Successor	Predeccessor
	As of September 30, 2001	As of April 30, 2001	As of December 31, 2000
Assets
Intangible assets	750,418	126,190	130,817
Property, plant and equipment	1,543,012	2,030,500	2,020,823
Equity method investments	61,553	42,510	47,616
Cost method and other investments	96,469	119,064	120,683
Deferred tax assets	89,239	57,255	64,549
Other long-term receivables, net and other assets	56,398	9,231	11,031
Non-current assets	2,597,089	2,384,750	2,395,519
Inventories	85,301	110,563	94,803
Trade accounts receivable, net	306,432	322,844	320,031
Investments in subsidiaries available for sale	64,723	—	—
Other receivables and other assets	83,625	145,587	115,015
Cash and cash equivalents	258,330	226,573	50,403
Current assets	798,411	805,567	580,252
Total assets	3,395,500	3,190,317	2,975,771
Stockholders` equity and liabilities
Issued capital and reserves	967,180	434,484	434,484
Accumulated deficit	(67,388)	(93,327)	(80,164)
Cumulative translation adjustment	(23,257)	87,726	84,204
Stockholders` equity	876,535	428,883	438,524
Minority interests	88,988	87,021	86,594
Provisions for pensions and similar obligations	142,312	141,793	139,230
Other provisions	75,727	71,949	76,522
Corporate debt, less current portion	1,510,076	1,334,157	1,215,501
Deferred tax liabilities	87,709	65,732	64,033
Other long-term liabilities	27,700	25,892	22,715
Non-current liabilities	1,843,524	1,639,523	1,518,001
Other provisions	101,742	113,993	177,711
Corporate debt	233,253	616,833	483,426
Trade accounts payable	112,092	130,440	143,533
Miscellaneous liabilities	139,366	106,662	127,982
Current liabilities	586,453	967,928	932,652
Advance towards capital contribution	—	66,962	—
Total stockholders` equity and liabilities	3,395,500	3,190,317	2,975,771

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG ("SUCCESSOR")

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in E thousands, unless otherwise stated)

	Predecessor
	Subscribed capital	Additional paid-in capital	Accumulated deficit	Cumulative translation adjustment	Total stockholders` equity
Balance as of January 1, 2001	276,098	158,386	(80,164)	84,204	438,524
IAS 39 transition adjustment	—	—	335	—	335
Net loss	—	—	(13,498)	—	(13,498)
Translation adjustment	—	—	—	3,522	3,522

Balance as of April 30, 2001	276,098	158,386	(93,327)	87,726	428,883

	Successor
	Subscribed capital	Additional paid-in capital	Accumulated deficit	Cumulative translation adjustment	Total stockholders` equity
Balance as of May 1, 2001	90	967,090	0	0	967,180
Change in fair value of derivative financial instruments	—	—	(11,180)	—	(11,180)
Net loss	—	—	(56,208)	—	(56,208)
Translation adjustment	—	—	—	(23,257)	(23,257)

Balance as of September 30, 2001	90	967,090	(67,388)	(23,257)	876,535

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG ("SUCCESSOR")

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in E thousands, unless otherwise stated)

	Successor
			Predecessor
	Five-months ended September 30, 2001
			Four-months ended April 30, 2001	Nine-months ended September 30, 2000
Loss before income taxes and minority interests	(29,856)		(6,550)	(247,420)
Income taxes (paid) refunded	(8,147)		6,964	11,944
Results of discontinuing operations	—		—	17,120
Depreciation and amortization of property, plant and equipment and intangible assets	111,011		76,923	241,919
Changes in fair value of subsidiaries available for sale	8,192		—	—
Reversal of write-down of property, plant and equipment and investments	—		—	(1,026)
Losses/gains on disposals of property, plant and equipment and investments	—		7,186	(13,706)
Non-cash changes in equity method investments	31,396		(5,106)	41,056
Interest expense, net	64,270		36,364	66,184
Other financial expenses, net	656		6,990	93
Changes in inventories	8,726		(10,474)	(13,458)
Changes in receivables and other assets	20,692		(25,464)	(18,442)
Changes in provisions	(29,150)		(68,752)	126,398
Changes in accounts payable and other liabilities	7,349		(26,991)	(43,618)
Cash flow from (used in) operating activities	185,139		(8,910)	167,044
Purchases of property plant and equipment and intangible assets	(47,979	)(1)	(49,467)	(180,928)
Purchases of investments and loans to related parties	(60,973)		(35,429)	(71,926)
Proceeds from the sales of property plant and equipment and intangible assets	30,916		68	26,887
Proceeds from the sales of investments	19,630		13,746	23,989
Interest received	12,293		5,086	6,398
Cash flow used in investing activities	(46,113)		(65,996)	(195,580)
Capital increases	30		66,962	—
Net proceeds from additions to non-current corporate debt	553,747		118,656	82,961
Net (repayment of) proceeds from current corporate debt	(547,277)		133,407	27,600
Dividends paid	—		(4,012)	—
Interest paid	(47,300)		(60,469)	(72,582)
Increase in cash collateral	(47,400)		—	—
Other financial expenses, net	(656)		(6,990)	(93)
Cash flow from (used in) financing activities	(88,856)		247,554	37,886
Cash flow from operating, investing and financing activities activities	50,170		172,648	9,350
Effect of exchange rate changes on cash	(3,601)		3,522	2,201
Cash balances included in investments in subsidiaries available for sale	(14,812)		—	—
Changes in cash and cash equivalents	31,757		176,170	11,551
Cash and cash equivalents
at beginning of reporting period	226,573		50,403 (2)	47,718
at end of reporting period	258,330		226,573	59,269
Supplemental cash flow information:
Non-cash financing and investing activities
Transfer of Cutting & Welding Division	—		—	37,912
Fair value of assets acquired in acquisitions, other than cash	2,732,025		—	—
Fair value of liabilities assumed in acquisitions	2,734,628		—	—
Increase in stockholders' equity	967,180		—	—

(1)
Exclusive of commitments for capital expenditures of E26.2 million at September 30, 2001.
(2)
Cash and cash equivalents existing as of April 30, 2001 in the Predecessor financial statements is reflected as cash and cash equivalents at the beginning of the period. No other cash was transferred at the time of acquisition (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in E thousands, unless otherwise stated)

1.  Background and basis of presentation

    Messer Griesheim Holding AG ("the Company" or "Successor") is a supplier of industrial gases. The Company produces and markets industrial gases (including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen and rare and high-purity gases), gas application processes and customer-site gas production systems. The Company's primary customers include major industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries.

    The Successor, incorporated on November 6, 1996, was a dormant company until April 30, 2001, when it was activated to become the holding company for the shares of Messer Griesheim GmbH ("MGG" or "Predecessor"). As of December 31, 2000, the Successor had net assets aggregating E44.9, represented by current assets of E50.7 and current liabilities of E5.8. The Predecessor was recapitalized to effect the acquistion transactions discussed in note 3. As discussed in note 3, the acquisition transactions have been accounted for at fair value and, accordingly, the assets and liabilities of the Group have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of the Group for periods prior to the acquisition are not comparable to the Group's financial statements for periods subsequent to the acquisition. To highlight this lack of comparability, a solid line has been inserted, where applicable, to distinguish information pertaining to the pre-acquisition and post-acquisition periods. The refinancing transactions and the divestiture program adopted by the Group are described in notes 4 and 10, respectively.

    The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") as adopted by the International Accounting Standards Board (formerly known as the International Accounting Standards Committee or "IASC"), and include the accounts of all companies which the Successor or Predecessor controls (collectively, "the Messer Group", "Messer" or "the Group").

    The condensed consolidated financial statements include, in the opinion of management, all adjustments of a normal, recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IAS have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Predecessor's December 31, 2000 financial statements and notes thereto. The results of operations for the interim 2001 periods presented are not necessarily indicative of the operating results to be expected for the full year.

    The preparation of condensed consolidated financial statements in conformity with IAS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Additionally, as discussed in note 3, the allocation of the purchase price in the acquisition transactions to the assets acquired and liabilities assumed is preliminary, and certain revisions to such allocation may be necessary upon completion of the allocation process.

    Certain reclassifications have been made to the presentation of prior periods to conform to the current period classification.

2.  New IAS accounting standards

    The Group has adopted each of the following standards effective January 1, 2001. Unless otherwise stated, adoption of these standards did not have a material impact on the Group's financial position or results of operations.

    In 1998 the IASC issued IAS 39 "Financial Instruments: Recognition and Measurement". IAS 39 was effective for fiscal periods beginning after December 31, 2000. The standard significantly increases the use of fair values in accounting for financial instruments. In addition, it establishes specific criteria relating to hedge accounting. Adoption of this standard on January 1, 2001 resulted in a E335 cumulative effect of change in accounting principles, net of deferred taxes totaling E223.

    In 2000 the IASC revised IAS 19 "Employee Benefits". IAS 19 (revised 2000) was effective for fiscal periods beginning on or after January 1, 2001. The standard changes the definition of plan assets and introduces recognition, measurement and disclosure requirements for reimbursements.

3.  Acquisition transactions

    On December 31, 2000, Aventis S.A. (parent company to Hoechst AG ("Hoechst")) entered into an agreement with Allianz Capital Partners ("ACP") and six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. (the "GS Funds"), regarding the purchase of Hoechst's shares in MGG. The transaction was consummated on April 30, 2001.

    In order to facilitate the purchase of Hoechst's shares in MGG by ACP and the GS Funds, Hoechst transferred its 66 2/3% share interest in MGG to the Company on April 30, 2001. In addition, on the same date Messer Industrie GmbH ("MIG") transferred its 33 1/3% equity interest in MGG to the Company for nominal cash and a 33 1/3% equity interest in the Company. As explained in the following paragraph, 100% of the Company was then immediately acquired by Messer Griesheim Group GmbH.

    ACP and the GS funds formed a new company, Messer Griesheim Group GmbH. On April 30, 2001, through Messer Griesheim Group GmbH, ACP and the GS Funds acquired Hoechst's share of the Company for E618 million, payable in cash (E388 million) and deferred notes (E230 million). The E230 million note is due from Messer Griesheim Group GmbH on November 11, 2011, together with interest which, although not currently payable, will accrue thereon at a rate of 250 basis points above the three month EURIBOR. In certain circumstances, the deferred purchase price may be payable earlier. Further, Hoechst has been issued 300,000 bonds (E300) which are convertible into 3% of the equity shares of Messer Griesheim Group GmbH upon the occurrence of certain events at a nominal conversion price. In addition, MIG transferred its share in the Company for a 32.67% share in Messer Griesheim Group GmbH and cash of E33.2 million. MIG is also entitled to receive additional cash consideration of up to E35.8 million upon the occurrence of certain events. As a result of the foregoing transactions, the Company is 100% owned by Messer Griesheim Group GmbH, which in turn is owned by ACP (33.665%), the GS Funds (collectively 33.665%) and Messer Industrie GmbH (32.67%).

    Also as a result of the foregoing transactions, the Company owns 100% of MGG.

    The foregoing transactions have been accounted for in a manner similar to an acquisition of MGG. Accordingly, the purchase consideration for the acquisition transaction has been allocated to the assets acquired and liabilities assumed as of April 30, 2001, the date of consummation of the transactions, based on their estimated fair values. The Company has engaged the services of an outside specialist to assist in allocating its purchase price, and the results of the outside specialist's work is not expected to be complete until early 2002. Finalization of the purchase price allocation, which is expected to be completed within one year from April 30, 2001, may result in certain adjustments to such allocations. The initial purchase price allocation was as follows:

Cash paid and notes issued to Aventis/Hoechst	618,000
Cash paid and equity issued to Messer Industrie	349,180

967,180

Current assets (including cash of E226,573)	805,567
Non-current assets, including other intangibles	2,153,031
Goodwill	743,210

Total assets	3,701,808

Current liabilities	1,012,253
Non-current liabilities	1,722,375
Equity	967,180

Total liabilities and equity	3,701,808

    Goodwill represents the excess of the cost of the acquisition transaction over the fair value of the assets acquired and liabilities assumed. Goodwill arising from the acquisition transaction is being amortized on a straight-line basis over an estimated useful life of 15 years.

4.  Financing transactions

Refinancing transactions

    Pursuant to the debt covenants, a substantial portion of MGG's existing debt became due and payable upon the change in control, which occurred on April 30, 2001 (see note 3). As a result, MGG entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of E1,650 million (E1,340 million of term loan facilities and E310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of E400 million.

    The amounts borrowed under the refinancing agreement (E1,160.32 million) and under the mezzanine bridge facility (E400 million) were used to repay MGG's existing debt obligations of E1,302.86 million. As the existing debt was repaid in connection with the acquisition transactions, the prepayment penalties aggregating E19.1 million have been reflected as part of the purchase accounting adjustments. No part of the existing debt or the refinanced debt was used to finance the acquisition transactions. Refinancing costs of E91.0 million were capitalized, and are being amortized over the period of maturities of the borrowings using the effective interest rate method.

    The senior facilities agreement contains certain covenants that require MGG, among other things, to maintain certain specified financial ratios, to observe capital expenditure limits, and to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with the divestment of assets will result in the reduction of the aggregate indebtedness of MGG and its consolidated subsidiaries by at least E255 million by April 2003.

Senior Notes

    On May 16, 2001, the Company issued E550 million principal amount of 10.375% Senior Notes maturing on June 1, 2011. At any time prior to June 1, 2006, the Company may redeem all but not part of the Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus a redemption premium and unpaid interest, and special interest, if any, to the redemption date. At any time on or after June 1, 2006, the Company may redeem all or part of the Senior Notes at specific redemption prices, expressed as percentages of the principal amount, accrued and unpaid interest, special interest, if any, and additional amounts, if any, to the applicable redemption date on a sliding scale. In addition, prior to June 1, 2004, the Company may redeem up to 35% of the Senior Notes with the proceeds of one or more public equity offerings of its or its parent company's equity at a redemption price equal to 110.375% of the principal amount of the Senior Notes redeemed.

    The proceeds from these Senior Notes have been used by the Company to make an inter-company loan to MGG. MGG used the inter-company loan to extinguish the mezzanine bridge facility of E400 million, prepay E115 million principal of the outstanding term borrowings under the senior facilities agreement, and the balance for general corporate purposes. The issuance cost of the Senior Notes of E14.4 million has been capitalized and is being amortized over the period to maturity under the effective interest rate method. The Company will rely on payments it receives under the inter-company loan to make interest and repayments on the Senior Notes. The claims of the Company under the inter-company loan are subordinated to the claims of the lenders under the senior facilities. Payments on the inter-company loan are not permitted in certain cases involving payment and non-payment defaults under the senior facilities.

    The aggregate facilities, amounts borrowed as of September 30, 2001 and the maturity profile is given below:

	Interest rate		Available facilities		Amounts borrowed	Maturity date
			(in E millions)		(in E millions)
$198 Million Senior Term Disposal facility(5)	5.73	%(3)	182.0	(1)	182.0	April 30, 2003
E300 Million Senior Term A facility(5)(6)	6.53	%(3)	295.3	(1)	295.3	April 20, 2008
E170 Million Senior Term B facility(5)	7.07	%(3)	170.0		170.0	April 30, 2009
$124 Million Senior Term B facility(5)	6.42	%(3)	135.2	(1)	135.2	April 30, 2009
E115 Million Senior Term C facility(5)	7.57	%(3)	115.0		115.0	April 30, 2010
$162 Million Senior Term C facility(5)	6.92	%(3)	176.7	(1)	176.7	April 30, 2010
E260 Million Senior Revolving facility I			255.5	(4)	—	April 30, 2008
E50 Million Senior Revolving facility II			50.0		—	April 30, 2008
Senior Notes	10.375%		550.0		550.0	June 1, 2011
Other existing debt	6.69%				198.0

					1,822.2
Unamortized debt issuance costs					(78.9)

Total(2)			1,929.7		1,743.3

(1)
U.S. Dollar amounts under the facility have been converted into EURO at the rate of E1 = $0.917.

(2)
The total amount borrowed as September 30, 2001 is reflected net of unamortized debt issuance costs of E78.9 million as of September 30, 2001.

(3)
Variable interest rates as of September 30, 2001.

(4)
E4.5 million drawn as guarantee.

(5)
The Senior Term Facilities (Disposal and Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(6)
Tranche A is a multicurrency facility.

    Interest expense for the three month periods ended September 30, 2001 and 2000 was E46.5 million and E29.4 million, respectively. Interest expense for the three month period ended September 30, 2001 included amortization of capitalized debt issuance costs of E2.7 million.

    Interest expense for the five month period ended September 30, 2001, the four month period ended April 30, 2001 and the nine month period ended September 30, 2000 was E76.6 million, E41.5 million, and E72.6 million, respectively. Interest expense for the five month period ended September 30, 2001 included amortization of capitalized debt issuance costs of E4.6 million.

    The Group has entered into interest rate swaps in order to hedge future interest rate variability for its senior term facilities. Approximately, E803.5 million of the Group`s outstanding indebtedness was designated as hedged due to interest rate swap agreements as of September 30, 2001.

5.  Singapore transactions

    As a precondition to the acquisition transactions, the Group was required to limit its exposure to its Singapore investments. On April 30, 2001, the Group transferred its 100% interest in Messer Singapore Pte. Ltd. and its 50% interest in Singapore Syngas Pte. Limited ("Syngas") to Messer Singapore Holding GmbH. The Group has a non controlling 39% equity interest in Messer Singapore Holding GmbH. The other shareholders are Hoechst AG (39%), Bandinelli GmbH, a special purpose company owned by MIG (11%), and management (11%). On June 20, 2001, Texaco Nederland B.V. ("Texaco") transferred half of its 50% interest in Syngas to Messer Singapore Holding GmbH. As a result of these transactions, MGG holds an indirect 29.25% interest in Syngas through its equity interest in Messer Singapore Holding GmbH.

    Concurrently with the transfer of the Syngas business, Messer Singapore Holding GmbH indemnified the Group for its outstanding guarantee obligations in connection with the Singapore operations. To finance Messer Singapore Holding GmbH, the Group and Hoechst have made shareholder loans. The loans are allocated two-thirds to Hoechst and one-third to the Group, as per the shareholders' agreement. Although the transfer to Messer Singapore Holding occurred on April 30, 2001, this funding arrangement takes account of all funding of MGG to its Singapore operations since September 1, 2000. Under the shareholders' agreement, the Group's funding obligations (shareholder loans and other financial support including funding provided by the Group to its Singapore operations since September 1, 2000) is limited to E92 million. MGG received from Hoechst a E26.4 million cash payment representing two-thirds of the funding by the Group for the Singapore operations since September 1, 2000 and has accounted for the receipt as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. This payment excludes amounts funded by Hoechst with respect to payments to Celanese and Texaco as described below. Further, as of May 1, 2001, the Successor's obligations to fund loss commitments of Syngas have been revalued to give effect to the portion which are expected to be funded by Hoechst.

    In March 2001, Texaco and MGG entered into settlement arrangements with Celanese Singapore Pte Ltd ("Celanese") which settled the claims of Celanese under the completion guarantee provided by MGG, and amended the existing gas supply agreement between Syngas and Celanese. These amendments and modifications involved, among other things, cash payments by MGG to Celanese, the liability for which is included in the overall allocation of Syngas exposures of one-third to MGG and two-thirds to Hoechst. The settlement amount allocated to and paid by MGG was E28.6 million, of which E19.8 million was financed by Hoechst as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. The repayment claim against MGG for this financing was waived by Hoechst on April 30, 2001.

    In conjunction with the Celanese settlement, a put-option agreement dated December 20, 1999 between MGG, and Texaco was modified by an agreement dated March 29, 2001. The original put-option agreement gave Texaco an option to sell 25% of the shares in Syngas to MGG. Under the modified put-option agreement, MGG purchased from Texaco the outstanding shareholder loans made by Texaco to Syngas in excess of Texaco's remaining 25% equity interest in Syngas and related funding obligations. MGG paid a purchase price of E17.2 million for the loans. Of that amount, Hoechst loaned E11.3 million to MGG as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. In exchange, Texaco agreed that Aventis can require Texaco to exercise the put option with respect to 25% of the shares in Syngas at any time on or after May 1, 2001 and no later than June 30, 2001 for a consideration of US$1. The put was exercised on June 20, 2001, at which time the Syngas shares acquired from Texaco were transferred directly to Messer Singapore Holding GmbH. As a result of the change in ownership that occurred when the Texaco put option was exercised, Syngas was required to repay its outstanding bank credit facilities, which became due on June 30, 2001. Shareholder loans were extended to Syngas for this purpose. Of these shareholder loans, 75% were funded by Messer Singapore Holding GmbH and 25% were funded by Texaco.

6.  Divestment of Cuban subsidiaries

    As a precondition to the consummation of the acquistion transaction, on April 24, 2001, the Group sold its interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of the Group. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was E7.8 million, of which E1.3 million was paid in cash and the remainder by an unsecured note in the principal amount of E6.5 million, which matures in 2006 and accrues interest at the rate of 5.5% per year. The sale resulted in a pre tax loss of E5.6 million, which has been reflected in the statement of operations for the period ended April 30, 2001.

7.  Segment information

    The accounting policies utilized for the reporting of interim segment information are the same as those described in the Group's annual consolidated financial statements.

Profit and loss segment disclosures

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others *	Reconciliation/ Corporate	Total
Successor
Three months ended September 30, 2001
Total sales	171,738	71,521	57,285	96,115	14,735	1,189	412,583
Inter-segment sales	7,864	6,802	3,133	207	71	941	19,018
Net sales	163,874	64,719	54,152	95,908	14,664	248	393,565
Operating (loss) profit	44,777	5,808	9,867	1,005	942	(37,366)	25,033
Depreciation, amortization and impairment of intangibles and property, plant and equipment	16,544	8,020	6,022	16,019	2,389	19,101	68,095
thereof impairment losses	—	—	—	—	—	—	—
Interest income	182	43	665	5,850	147	4,113	11,000
Interest expense	4,062	1,228	1,879	10,857	1,030	32,071	51,127
Share of profit (loss) in equity investments	2,231	—	—	(830)	1,275	—	2,676
Income taxes	(17,725)	(1,582)	(2,594)	(30)	(187)	1,204	(20,914)

*
includes Latin America and Africa/Asia

Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total
Predecessor
Three month ended September 30, 2000
Total sales	183,527	65,450	57,216	103,827	21,987	29,277	(6,284)	455,000
Inter-segment sales	42,571	4,315	6,119	3,423	790	102	—	57,320
Net sales	140,956	61,135	51,097	100,404	21,197	29,175	(6,284)	397,680
Operating (loss) profit	22,914	5,690	10,149	8,415	(19,675)	(21,414)	(9,352)	(3,273)
Depreciation, amortization and impairment of intangibles and property, plant and equipment	12,939	10,238	6,647	11,354	16,353	22,421	485	80,437
thereof impairment losses	240	—	—	—	9,992	22,087	—	32,319
Interest income	1,261	291	667	1,403	68	199	—	3,889
Interest expense	11,589	1,318	1,107	7,547	5,765	2,143	(110)	29,359
Share of profit (loss) in equity investments	524	—	(571)	—	3,237	(2,651)	840	1,379
Income taxes	21,891	(1,855)	(1,163)	1,077	290	(679)	(1,399)	18,162

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others *	Reconciliation/ Corporate	Total
Successor
Five months ended September 30, 2001
Total sales	283,093	119,631	97,124	166,602	30,791	1,285	698,526
Inter-segment sales	20,938	7,867	7,211	2,584	163	225	38,988
Net sales	262,155	111,764	89,913	164,018	30,628	1,060	659,538
Operating (loss) profit	62,104	10,453	17,312	5,358	7,232	(51,696)	50,763
Depreciation, amortization and impairment of intangibles and property, plant and equipment	27,703	13,468	11,220	27,828	4,323	26,469	111,011
thereof impairment losses	—	—	—	—	—	—	—
Interest income	382	124	973	5,850	324	4,648	12,301
Interest expense	4,341	1,950	2,111	17,276	7,770	43,123	76,571
Share of profit (loss) in equity investments	2,231	—	—	(818)	(6,715)	—	(5,302)
Income taxes	(11,774)	(2,834)	(3,633)	1,011	(257)	(4,285)	(21,772)

*
includes Latin America and Africa/Asia

Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total
Predecessor
Four month ended April 30, 2001
Total sales	241,280	91,423	74,802	131,785	26,395	35,707	2,003	603,395
Inter-segment sales	16,173	5,813	4,357	125	1,279	275	910	28,932
Net sales	225,107	85,610	70,445	131,660	25,116	35,432	1,093	574,463
Operating (loss) profit	50,314	5,871	9,197	7,446	(4,258)	(814)	(21,302)	46,454
Depreciation, amortization and impairment of intangibles and property, plant and equipment	16,072	11,119	9,858	22,729	10,122	4,214	2,809	76,923
thereof impairment losses	2,356	—	—	—	—	—	—	2,356
Interest income	—	75	959	384	245	368	3,055	5,086
Interest expense	2,558	1,781	1,691	6,891	2,041	3,476	23,012	41,450
Share of profit (loss) in equity investments	—	—	—	—	(1,966)	(3,140)	—	(5,106)
Income taxes	(29,398)	(1,229)	(1,807)	3,756	544	(3,144)	26,465	(4,813)

Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total
Predecessor
Nine month ended September 30, 2000
Total sales	559,432	205,821	175,479	309,827	56,012	67,029	(5,492)	1,368,108
Inter-segment sales	77,978	11,971	12,101	18,078	2,499	547	—	123,174
Net sales	481,454	193,850	163,378	291,749	53,513	66,482	(5,492)	1,244,934
Operating (loss) profit	66,542	16,772	24,240	374	(38,055)	(27,525)	(33,208)	9,140
Depreciation, amortization and impairment of intangibles and property, plant and equipment	52,369	25,975	21,850	70,619	33,537	37,084	485	241,919
thereof impairment losses	15,756	—	—	22,111	16,256	23,729	—	77,852
Interest income	1,690	572	1,578	1,949	68	541	—	6,398
Interest expense	30,654	4,059	3,020	18,455	12,733	3,771	(110)	72,582
Share of profit (loss) in equity investments	—	—	—	—	3,610	(166,913)	—	(163,303)
Income taxes	71,123	(4,458)	(4,787)	(1,057)	(556)	(1,314)	(1,620)	57,331

Balance sheet segment disclosures

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others *	Reconciliation/ Corporate	Total
Successor
Operating assets as of September 30, 2001	669,907	326,207	291,501	659,602	121,207	56,289	2,124,713
Operating liabilities as of September 30, 2001	174,826	60,007	33,658	54,370	12,577	132,173	467,611

*
includes Latin America and Africa/Asia

Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia / Africa	Reconciliation/ Corporate	Total
Predecessor
Operating assets as of December 31, 2000	662,879	334,297	297,625	699,164	395,759	196,986	51,175	2,637,885
Operating liabilities as of December 31, 2000	74,782	57,965	39,533	57,545	30,909	99,971	218,218	578,923

    The column reconciliation/corporate primarily includes income and expenses related to corporate items that are included separately within the Group, which are not allocated to the segments.

    Segment operating assets are defined as total assets excluding investments, deposits, certain receivables and deferred tax assets. Segment operating liabilities are defined as total liabilities excluding deferred tax liabilities, certain provisions, derivative financial instruments, corporate debt and taxes payable.

    The reconciliation of segment operating profit to the consolidated net loss for each period is as follows:

	Successor	Predecessor
	July 1, 2001 to September 30, 2001	July 1, 2000 to September 30, 2000
Segment operating profit (loss) for total reportable business segments	25,033	(3,273)
Items excluded from segment operating profit	(37,366)	(9,352)
Other corporate income and expense	(28,973)	(50,582)

Total net loss	(41,306)	(63,207)

	Successor	Predecessor
	May 1, 2001 to September 30, 2001	January 1, 2001 to April 30, 2001	January 1, 2000 to September 30, 2000
Segment operating profit for total reportable business segments	50,763	46,454	9,140
Items excluded from segment operating profit	(51,696)	(21,302)	(33,208)
Other corporate income and expense	(55,275)	(38,650)	(171,674)

Total net loss	(56,208)	(13,498)	(195,742)

8.  Impairment of long-lived assets

    During the nine months ended September 30, 2000, the Group recorded impairment charges relating to property, plant and equipment aggregating E77,852, as follows:

  •
  E37,867 relating to values of filling stations and on-site plants located in Germany and the United States. Discounted future cash flows of these plants indicated that an impairment had mainly occurred during the quarter ended March 31, 2000.

  •
  E7,906 relating to equipment and other assets (primarily in Trinidad and Tobago) to be disposed of. The impairment charge in Trinidad and Tobago recorded in the quarter ended March 31, 2000 relates to nitrogen compressors which were built specifically for Messer Trinidad and Tobago, but never put into operation. The valuation of these assets was determined based on previous experience and third party appraisals.

  •
  E9,761 relating to goodwill of the Singapore investment to be written-off. The write-off of the goodwill in the quarter ended September 30, 2000 was based on analysis of projected discounted future cash flows, which were no longer deemed adequate to support the value of the goodwill associated with the business.

  •
  E17,703 relating to values of filling stations and on-site plants located in Singapore and Argentina. The impairments on a vacuum flasher in Singapore of E12,327 and a filling station in Argentina of E5,376 were indicated from discounted future cash flows of these plants in the quarter ended September 30, 2000.

  •
  E4,615 relating to a plant located in Mexico, which was purchased for production, initially for permanent use, while additional plants were under construction. Upon completion of the additional plants, it was determined that there would be no future uses for the purchased facility.

    In April, 2001 the Group recorded an impairment charge of E2,356 relating to goodwill for Mahler AGS GmbH, Germany, as a consequence of the transfer of the company to GS Mahler Holding (formerly known as MWW Vierundachtzigste Vermögensverwaltungs GmbH) (see note 18).

9.  Restructuring and reorganisation charges

    As of April 30, 2001, the Company was in the process of developing the main features of a restructuring plan involving, among other things, providing compensation to employees of MGG, based in Europe, for involuntarily termination of their employment. The Group had announced the main features of the plan prior to April 30, 2001 to its employees.

    In May 2001, the Company finalized the terms of the restructuring plan and recognized restructuring provisions aggregating E13,562 as part of the purchase price allocation.

    Prior to the acquisition transaction, the Group recorded restructuring charges totaling E2,540 related primarily to severance payments made to the Group's corporate functions, in addition to the U.S., U.K. and Yugoslavian operations. Reorganisation charges related to the Group's corporate functions. Total restructuring and reorganisation charges amount to E4,997 and E9,255 during the three month and five month periods ended September 30, 2001 and consist mainly of reorganisation charges relating to the group corporate function.

10.  Divestiture program and results from discontinuing operations

Divestiture program

    As described in note 3, a change in ownership of the Group occurred on April 30, 2001. Following the acquisition, in May 2001, the Group adopted a divestiture program pursuant to which it intends to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non-strategic operations in its core markets.

    As further described in note 3, the acquisition transaction was accounted for in a manner similar to a "purchase" business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and liabilities assumed, including those to be disposed of under the divestiture program, based on their estimated fair values as of April 30, 2001, the date of the acquisition transaction.

    The assets and operations included in the divestiture program include certain subsidiaries, and net assets comprising other operations. Management expects to divest of all of these assets and operations by no later than the end of calendar year 2002. The subsidiaries and net assets included in the divestiture program are being accounted for in the following manner:

    Subsidiaries expected to be sold within one year of the date of the acquisition transaction (i.e., by no later than April 30, 2002) are not consolidated, as control is intended to be temporary. The Group's interests in such subsidiaries are classified as financial instruments and, as such, are reflected in the Group's balance sheet at their estimated fair value in current assets, under the caption: "Investments in subsidiaries available for sale". Current period changes in the estimated fair value of such subsidiaries resulting from operating results are reflected in the consolidated statements of operations under the caption: "Changes in fair value of subsidiaries available for sale".

    Subsidiaries expected to be sold beyond April 30, 2002, as well as the net assets of other operations held for sale, are consolidated.

    As of September 30, 2001, the Group has determined the fair value of the investments in subsidiaries available for sale to be approximately E64,723. This amount is comprised of the following:

Net assets of investments in subsidiaries available for sale	E115,189
Advances to subsidiaries (net of impairment)	57,593
Provision for obligations which have been recorded at the Group level	(108,059)

Total	E64,723

    Set forth below is summarized financial information relating to the net assets of the subsidiaries which are classified as "investments in subsidiaries available for sale" as of September 30, 2001:

Current assets	E317,156
Non-current assets	95,299

Total assets	412,455

Current liabilities	241,127
Non-current liabilities	56,139

Total liabilities	297,266

Total net assets	E115,189

    In connection with the funding of the working capital of subsidiaries available for sale (nonconsolidated subsidiaries), MGG has entered into credit agreements making loans to several of its subsidiaries, with a total of E36,448 outstanding as of September 30, 2001. The interest rates on these credit agreements vary between 5.5% and 7.15%, with the exception of four such facilities that are interest free. The interest free facilities were extended to Messer Trinidad & Tobago, Messer Peru and Messer Argentina. None of the facilities extended by MGG have stated maturity dates, except the loan to Messer Trinidad & Tobago, which matures on September 30, 2011.

    During the three months period ended September 30, 2001, pursuant to its divestiture program, the group completed disposals of its home care business Germany and its health care businesses in Canada.

Divestiture of Messer Medical GmbH

    On July 5, 2001 the Group entered into a sale and purchase agreement to sell all of the outstanding shares of Messer Medical GmbH (Germany), the leading company for the home care business in Germany, to Air Products GmbH (Germany). The difference between the net sale consideration received and the initial purchase price allocation was recorded as an increase to goodwill in the amount of E0.5 million.

Divestiture of healthcare business in Canada

    On August 1, 2001 the Group entered into a asset purchase agreement to sell all assets of the healthcare business within Messer Griesheim Industries Canada Inc. (Canada) to Praxair Canada, Inc. The difference between the net sale consideration received and the initial purchase price allocation, was recorded as a decrease to goodwill in the amount of E1.0 million.

Other divestitures

    Subsequent to September 30, 2001, the Group entered into an agreement to sell a majority of the subsidiaries which are classified as subsidiaries available for sale, for an amount which approximates its then-allocated fair value amounts (see note 18). The sales consideration will be received in cash, which management plans to use to redeem a portion of the existing borrowings. In addition, certain intercompany and third party debt will be transferred. These operations of the aforementioned divestitures are reflected in the Predecessor's segment information under the geographical areas of North America, Latin America and Asia/Africa.

    During the three months and five months periods ended September 30, 2001, changes in the estimated fair value of investments in subsidiaries available for sale were E9,426 and E8,192, respectively, which are reflected as "changes in fair value of subsidiaries available for sale" in the unaudited interim condensed consolidated statement of operations.

    The Group continues to consolidate in its financial statements the subsidiaries included in the divestiture program which are expected to be sold subsequent to April 30, 2002, as well as the net assets of other operations held for sale which are included in the divestiture program. These operations are reflected in the "Others" segment in the Successor's financial statements. Summarized condensed financial information related to these subsidiaries and net assets at September 30, 2001 and for the three and five month periods then ended are set forth below:

Balance Sheet (as of September 30, 2001):
Current assets of other operations held for sale	34,280
Non-current asset of other operations held for sale	101,150

Total assets	135,430

Current liabilities of other operations held for sale	28,904
Non-current liabilities of other operations held for sale	16,101

Total liabilities	45,005

	Three months ended September 30, 2001	Five months ended September 30, 2001
Results of operations, included in consolidated totals:
Net sales	14,664	32,263
Cost of sales	(8,506)	(18,793)
Other expenses	(4,456)	(11,355)
Income tax expense	(187)	(257)

Net income	1,515	1,858

	Three months ended September 30, 2001	Five months ended September 30, 2001
Cash inflows (outflows) from:
Operating activities	2,618	3,079
Investing activities	238	(515)
Financing activities	(7,456)	(13,932)

    Results of operations for subsidiaries and net assets included in the divestiture program for all periods prior to the acquisition transactions are included in the consolidated totals in the Company's consolidated financial statements. Summarized condensed results of operations related to such subsidiaries and net assets are set forth below:

	Four month period ended April 30, 2001	Three month period ended September 30, 2000	Nine month period ended September 30, 2000
Net sales	84,793	67,501	168,192
Cost of sales	(64,541)	(32,271)	(106,922)
Equity in losses of investments accounted for under the equity method of accounting	(499)	(3,011)	4,063
Other expenses	(36,824)	(46,413)	(92,538)
Income tax expense	(440)	(1,626)	(2,663)

Net loss	(17,511)	(9,798)	(29,868)

11.  Results from discontinuing operations

    In 1999, the Company announced a plan to dispose of the Group's cutting and welding division ("C&W"). C&W manufactures products used for steel and aluminium materials in oxy-fuel and laser technology, and did not represent a core business area for the Group. In connection with this plan, on December 30, 1999, the Group entered into an agreement with MIG, the Group's minority shareholder, to acquire the C&W shares. The transaction was to be facilitated via a non-pro rata special dividend to MIG for the amount of the fair value of C&W, followed by (i) a purchase of the C&W shares by MIG, using the dividend as currency, and (ii) a cash payment from MIG to Hoechst for an amount equal to two-thirds of the special dividend. At December 30, 1999, the E150,341 carrying value of the C&W net assets exceeded its then estimated fair value of E136,000. Accordingly, the Group recorded a E14,341 loss and a related tax benefit of E11,588 in 1999.

    In 2000, the Group declared the E136,000 special dividend. As a result of the final determination of the purchase price, the Group was released of its obligation to make a capital contribution to C&W in April 2000. In addition, the price to be paid by MIG to Hoechst was reduced in August 2000. Accordingly, subsequent to settlement, the Group recorded an additional loss of E18,066, net of a related tax benefit of E946 during fiscal 2000, consisting of (i) a E24,695 net gain in the quarter ending June 30, 2000 resulting from the reduction of the contribution payable to C&W and (ii) a E41,815 net loss in the quarter ending September 30, 2000 resulting from the reduction of the receivable from MIG from the sale of the C&W net assets.

    The operating results of C&W have been classified as discontinuing operations in the consolidated statements of operations for all periods presented.

12.  Income taxes

    In 2000, the German government enacted new tax legislation effective for the Group on January 1, 2001, which, among other changes, reduced the Group's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%. In general, retained (undistributed) German corporate income was initially subject to a federal corporation income tax at a rate of 40% for 2000 plus a surcharge of 5.5% on federal corporate taxes payable. Giving effect to this surcharge, the federal corporate tax rate was 42.2% for 2000. For 2001, the combined federal corporation income tax rate was 26.38%.

    For the three month period ended September 30, 2001, the Group recorded income tax expense totaling E20,914 compared with an expected tax benefit based on the combined federal corporation income tax rate of E4,623. The difference is mainly due to nondeductible goodwill amortization and other nondeductible expenses for tax purposes.

    For the three month period ended September 30, 2000, the Group recorded income tax benefit totaling E18,162 compared with an expected tax benefit based on the combined federal corporation income tax rate of E33,338. The difference is principally due to the non-recognition of tax losses in certain jurisdictions and miscellaneous nondeductible expenses for tax purposes.

    For the five month period ended September 30, 2001, the Group recorded income tax expense totaling E21,772, compared with an expected tax benefit based on the combined federal corporation income tax rate of E7,876. This difference is principally due to certain items recorded in association with the acquisition and financing transactions (see notes 3 and 4) which were nondeductible for tax purposes, and to losses for which no tax benefit has been recognized in certain tax jurisdictions.

    For the four month period ended April 30, 2001, the Group recorded an income tax expense totaling E4,813, compared with an expected tax benefit of E1,728. For the nine month period ended September 30, 2000, the Group recorded an income tax benefit based on the combined federal corporation income tax rate totaling E57,331, compared with an expected tax benefit based on the combined federal corporation income tax rate of E104,411. The difference in both of these periods is principally due to the non-recognition of tax losses in certain jurisdictions and miscellaneous nondeductible expenses for tax purposes.

13.  Other long term receivables, net and other assets

    The Company provided cash collateral for long term loan facilities which were not refinanced on certain of its foreign subsidiaries. As the cash collateral is not available to the Company while the facilities remain outstanding, the cash collateral has been classified within non current"other assets". As of September 30, 2001, the cash collateral balances were E47.4 million.

14.  Inventories

    Inventories consist of the following:

		Predecessor
	Successor September 30, 2001	April 30, 2001	December 31, 2000
Raw materials and supplies	18,766	18,231	17,133
Work in progress	21,534	27,528	23,613
Finished goods and merchandise	45,001	64,804	54,057

Total	85,301	110,563	94,803

15.  Cash and cash equivalent

    The Company defines cash and cash equivalents as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value in the future. In addition, cash and cash equivalent include unrestricted cash balances at subsidiaries in foreign jurisdictions where those amounts cannot easily be transferred. This cash balances amounted to approximately E66.5 million, E49.7 million and E44.8 million, as of September 30, 2001, April 30, 2001 and December 31, 2000, respectively.

16.  Commitments and contingencies

Financial guarantees

    The Group has provided financial guarantees totaling E119.6 million at September 30, 2001 consisting of commitments aggregating E7.4 million for third parties and E112.2 million for related companies.

Other financial obligations

    Substantially all of the assets of the Group are pledged as security for the Group's senior facilities at September 30, 2001.

    Other financial obligations not included in the balance sheet relate to long-term commitments for capital expenditures of E26.2 million at September 30, 2001, and commitments under long-term purchase agreements of E77.0 million. Commitments for capital to be funded to equity and cost method investees totaled E2.8 million at September 30, 2001.

Legal contingencies

    Messer is involved from time to time in various claims and lawsuits incidental to the ordinary course of the business.

    In June 2000, MGG was informed that the U.S. Attorney's Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of a former executive, who had senior management responsibility in Central and South America and had misappropriated corporate funds. Although the Company has not been fully apprised of the scope or the direction of the government's investigation, it appears that the investigation may also encompass questions concerning the activities of MGG and/or its affiliates in relation to Cuba and other countries subject to economic sanctions under United States law. The Company is fully cooperating with the investigation. Management can give no assurances, however, as to the ultimate scope or outcome of the investigation. Under the business combination agreement relating to the acquisition transactions (see note 3), Hoechst has agreed to indemnify the Company with respect to any losses arising out of such investigation or any related proceedings, although this indemnity is generally limited to two-thirds of the loss incurred. Management does not currently believe there are any liabilities for which provision should be made in connection with this matter.

    Messer acquired its interest in Bombay Oxygen Corporation Limited (Bombay Oxygen), a publicly traded company in India, in 1997 for a total of E12.2 million. It acquired this interest through the purchase of shares from Bombay Oxygen's major shareholder, and purchased additional shares by way of a public offer. The shares in Bombay Oxygen held by Messer were transferred in 2000 to a company jointly owned by Messer and Goyal MG Gases. The Securities and Exchange Board of India is investigating whether some of the purchases of Bombay Oxygen shares by Messer or the subsequent transfer of such shares to the jointly owned company involved a change of control under Indian takeover regulations. In addition, Messer is involved in litigation with respect to this investment with a major shareholder of Bombay Oxygen. Messer has received a notice from Goyal MG Gases alleging that Messer has breached a confidentiality clause contained in a shareholders' agreement among Messer, Goyal MG Gases and certain other shareholders. The notice requests payment of Rupees 5.0 billion (E120 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which prejudicially affected the business of Goyal MG Gases. Management is in the process of investigating this matter and is of the view that the allegations have no merit.

    In September 2001, Goyal MG Gases defaulted on a bank loan. As a result, the Group, as guarantor, was required to repay the $4.7 million (E5.1 million) loan in full. The Group is currently seeking reimbursement from Goyal MG Gases for this amount.

    In 1999, the Company's Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed suit against the subsidiary, Messer Griesheim and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary's alleged breach of the agreement, is for an amount of Reals 593 million (approximately E300 million). Following discussions with the subsidiary and Brazilian counsel, management is of the view that the allegations have no merit. Following the disposal of the Brazilian subsidiary (see note 18), the Company has retained responsibility for this litigation.

    In August 2001 a former employee filed a lawsuit against the Group's Brazilian subsidiary for an amount of E6.5 million. Following discussions with the subsidiary and Brazilian counsel, management is of the view that the allegations have no merit. Following the disposal of the Brazilian subsidiary, the Company has retained responsibility for this litigation.

    While there can be no assurance as to the ultimate outcome of these matters due to the uncertainties involved in matters of litigations, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company's consolidated financial position or results of operations.

17.  Derivative financial instruments

    IAS 39 "Financial Instruments: Recognition and Measurement" sets standards for recognition, measurement and reporting of information relating to financial instruments of an enterprise as an asset or liability, including the reporting of hedging instruments. Under this Standard, all financial assets and liabilities are recognized on the balance sheet, including all derivatives. They are initially measured at cost. Subsequent to initial recognition, all financial assets are remeasured at fair value, with the exception of certain assets and liabilities listed in the standard. Adoption of this standard on January 1, 2001 resulted in a E335 cumulative effect of change in accounting principles, net of deferred taxes totaling E223, and is reflected in equity.

    IAS 39 and FASB 133 "Accounting for Derivative Instruments and Hedging Activities" require companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

    The Group has entered into interest rate swap agreements that effectively convert a portion of its floating-rate indebtedness to a fixed rate basis for the next three years, thus reducing the impact of interest rate changes on future interest expense. Approximately, 46% (E803.5 million) of the Group's outstanding indebtedness was designated as hedged due to interest rate swap agreements as of September 30, 2001.

    Interest expense for the three month and five month periods ended September 30, 2001 and the four month period ended April 30, 2001, did not include any net gains (losses) resulting from hedging activities. There was no ineffectiveness in the cash flow hedges as the critical terms of the interest rate swap (e.g. basis, repricing dates etc), matched the critical terms of the hedged loans. Unless otherwise noted, all components of the interest rate swap gains or losses are included in the assessment of hedge effectiveness.

    Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flow associated with floating-rate loans are reported in equity. As the hedge is deemed completely effective and held to the full term, the swap market value changes are recorded as adjustments to the swap asset or liability and equity. There are no subsequent reclassification of derivative gains and losses into interest income or expense.

    During the year ended September 30, 2002, Messer Group expects no reclassification of derivative gains (losses) from equity into interest expense. The Messer Group expects the critical terms of the interest rate swaps to be identical to the critical terms of the floating-rate loans during the next twelve months.

    Freestanding derivative instruments maintained by the Messer Group as of September 30, 2001 included foreign exchange forwards and interest rate caps intended to hedge interest expense on floating rate loans. The foreign exchange forwards and the interest rate caps do not qualify as hedges and, consequently, have been marked-to-market through earnings for changes in their fair value beginning January 1, 2001.

18.  Related parties

Hoechst

    Until April 30, 2001, Hoechst was the majority stockholder of MGG. MGG has entered into certain transactions relating to sale and service contracts with companies within the Hoechst group which are not material. The transactions are settled at contractually agreed market prices.

    Related party transactions with respect to the Group`s Singapore operations have been described in note 5. Hoechst has indemnified the Group for bank guarantees provided to Bombay Oxygen by E9.4 million, which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at September 30, 2001.

Allianz

    Allianz Capital Partners owns 33.665% of Messer Griesheim Group GmbH.

    Allianz Capital Partners is a 20% shareholder in Mahler Italfilo Holding GmbH. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from MGG prior the consummation of the acquisition transactions.

    Allianz Capital Partners provides certain financial advisory services to the Company and MGG, for which it has been paid in aggregate approximately E3.0 million in advisory fees by MGG.

Goldman Sachs

    Six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. hold 33.665% of Messer Griesheim Group GmbH. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH and the Group.

    Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates have provided merger and acquisition advisory services in connection with the acquisition transactions of the Group, and has received no related advisory fees for these services.

    Goldman Sachs International was a lender under the mezzanine facility of MGG. Goldman Sachs International also is a lender under the senior facilities program of MGG, the proceeds of which were used to repay the mezzanine facility. Goldman Sachs International received E3.0 million and E11.5 million in financing / syndication fees in connection with these transactions during the three-month and five-month periods ended September 30, 2001, respectively.

    Goldman Sachs International and its affiliates were the underwriters of the original Senior Notes and the lead arrangers of the senior and mezzanine facilities of MGG. In connection with these activities, they have received underwriting discount, investment banking, syndication, financial advisory and other fees aggregating approximately E14.4 million from the Group and MGG.

    The Group enters into derivative contracts to hedge their exposure to changes in interest. Affiliates of the Goldman Sachs Group act as a counter-party to certain interest rate swaps contracts which have a notional amount of E612.6 million at September 30, 2001.

    Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group's divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated E0 and E0 for the three-month and five-month periods ended September 30, 2001, respectively.

    An affiliate of Goldman Sachs Group, Inc. is a 20% shareholder in Mahler Italfilo Holding GmbH. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the MGG prior to the consummation of the acquisition transactions.

Messer Industrie GmbH ("MIG")

    MIG holds 32.67% of Messer Griesheim Group GmbH. MIG is a 22% shareholder in MWW Zweiundachtzigste Vermögensverwaltungs GmbH (renamed Mahler Italfilo Holding GmbH), which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. It is also an 11% shareholder in Messer Singapore Holding GmbH, the transactions of which are explained in note 5. Related party transactions with respect to sale of operating companies in Cuba has been discussed in note 6. See also "Loans to related parties" below.

Loans to related parties

    As of September 30, 2001, April 30, 2001 and December 31, 2000, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately E23,008, E35,000 and E35,000, respectively.

Inter-group loans

    Various consolidated subsidiaries have entered into credit agreements making loans to MGG, with a total E38.9 million outstanding as of September 30, 2001. The interest rates of these loans vary between 3.75% and 7.15%. None of the facilities extended by the subsidiaries to MGG have stated maturity dates.

Shareholders' Agreement

    Messer Industrie, ACP and the GS Funds have entered into a shareholders' agreement. The shareholders' agreement provides, among other things, for the corporate governance of the Group (i.e., Messer Griesheim Group GmbH, the Company, and MGG), including the right to appoint board members and other voting rights. The shareholders' agreement provides that all important decisions regarding MGG's management, in particular decisions on divestitures and capital expenditures, are to be taken by Messer Griesheim Group GmbH and in certain cases requires 75% of shareholder approval. With respect to a sale of MGG, a 75% approval will be required until September 30, 2004, thereafter only a majority approval is required. The shareholders' agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding change of control. Until October 2004, no shareholder may transfer its shares in MGG without the approval of the other shareholders.

    Due to certain antitrust considerations relating to ACP's equity interest in a competitor of MGG, ACP and the GS Funds entered into a separate agreement. The agreement generally allocates the rights of ACP relating to the corporate governance and management of the Group to the GS Funds, until such time the antitrust related considerations are no longer relevant. Accordingly, until then, the members of the shareholders' committee appointed by the GS Funds will represent all votes of the ACP and the GS Funds, which will constitute 67.33% of all votes in the shareholders' committee. The agreement also limits ACP and the GS Fund's ability to sell their shares in Messer Griesheim Group independently of each other.

19.  Subsequent events

Divestiture program

    Pursuant to the divestiture program described in note 10, the Company completed the disposals of its INO business in Austria and its non-cryogenic plant production operations which were located in Germany, the United States, Italy and China subsequent to September 30, 2001. In addition, the Company has also entered into agreements to divest of its interests in certain of its subsidiaries active in the production and distribution of industrial gases in Argentina, Brazil, Egypt, Korea, Mexico, South Africa, Trinidad & Tobago, and the CO2-activities in North America, partly subject to third party consents, regulatory approvals as well as other conditions precedent to closing.

Stock purchase and option plan

    During November 2001, the Company's shareholders approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim Group GmbH upon its conversion into a GmbH & Co. KGaA. The maximum number of shares issuable under the stock purchase and option plan is limited up to 7.5% of the then-outstanding stock of Messer Griesheim Group GmbH & Co. KGaA. The options to acquire shares will be priced at E

74.25, the market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the options and purchase of the shares, the participants will receive additional options to acquire three shares for each share purchased at the same price as the original options. The shares to be transferred upon exercise of the original options will be provided by certain principal shareholders of Messer Griesheim Group GmbH & Co. KGaA, with the additional shares to be issued by Messer Griesheim Group GmbH & Co. KGaA. The original options granted under the plan are immediately exercisable. The additional options become excercisable no earlier than two years after the date of grant, and upon the attainment of certain operating performance and investment yield targets. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001 the conversion of Messer Group GmbH into a GmbH & Co. KGaA was entered into the trade register, and 176,563 original options were granted.

20.  Reconciliation to U.S. GAAP

    The Group's consolidated financial statements have been prepared in accordance with IAS, which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The effects of the application of U.S. GAAP results in certain differences to net loss and stockholders' equity of the Group as reported in accordance with IAS. These differences are set out in the tables below:

    Reconciliation of net loss to U.S. GAAP for the three month periods ended September 30, 2001 and 2000:

	Note	Successor July 1, 2001 to September 30, 2001	Predecessor July 1, 2000 to September 30, 2000
Net loss as reported in the consolidated statements of operations under IAS		(41,306)	(63,207)
U.S. GAAP adjustments:
Assets to be sold	a	9,426	—
Goodwill amortization	a,b,c	(724)	—
Property, plant and equipment	d	—	5,315
Provisions for pensions and similar obligations	e	(742)	136
Financial instruments	f	—	(1,548)
Tax effect of U.S. GAAP adjustments	g	(3,474)	442

Net loss under U.S. GAAP		(36,820)	(58,862)

    Reconciliation of net loss to U.S. GAAP for the five month period ended September 30, 2001, the four month period ended April 30, 2001 and the nine month period ended September 30, 2000:

		Successor	Predecessor
	Note	May 1, 2001 to September 30, 2001	January 1, 2001 to April 30, 2001	January 1, 2000 to September 30, 2000
Net loss as reported in the consolidated statements of operations under IAS		(56,208)	(13,498)	(195,742)
U.S. GAAP adjustments:
Assets to be sold	a	8,192	—	—
Goodwill amortization	a,b,c	(1,196)	—	—
Property, plant and equipment	d	—	(74)	4,245
Provisions for pensions and similar obligations	e	(702)	176	407
Financial instruments	f	—	—	(1,867)
Tax effect of U.S. GAAP adjustments	g	(2,996)	(41)	777

Net loss under U.S. GAAP		(52,910)	(13,437)	(192,180)

    Reconciliation of stockholders' equity to U.S. GAAP as of September 30, 2001, April 30, 2001 and December 31, 2000:

		Successor	Predecessor
	Note	September 30, 2001	April 30, 2001	December 31, 2000
Stockholders' equity as reported in the consolidated balance sheets under IAS		876,535	428,883	438,524
U.S. GAAP adjustments:
Assets to be sold	a	8,192	—	—
Goodwill amortization	a,b,c	(1,196)	—	—
Transaction costs	c	33,200	—	—
Property, plant and equipment	d	—	21,451	21,525
Provisions for pensions and similar obligations	e	(702)	(2,506)	(2,682)
Financial instruments	f	—	—	558
Tax effect of U.S. GAAP adjustments	g	(2,996)	(265)	(224)

Stockholders' equity under U.S. GAAP		913,033	447,563	457,701

a. Divestiture of subsidiaries

    EITF Issue No. 87-11 "Allocation of Purchase Price to Assets to Be Sold" addresses issues relating to the allocation of the purchase price in a purchase business combination when the acquiring enterprise intends to sell certain operations of the acquired enterprise within one year of the date of the business combination. This EITF provides that the (i) estimated cash flows from the date of acquisition until the date of sale, (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these subsidiaries and (iii) expected sales price less costs to sell should not affect earnings or losses reported in the acquiring enterprise's consolidated statement of operations for acquired operations that are expected to be sold within one year of the date of the business combination. Instead, these amounts should be considered in the purchase price allocation associated with the business combination. IAS does not allow similar treatment in regards to the (i) estimated cash flows from the date of acquisition until the date of sale, or (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these operations. These differences in accounting treatment result in a E9,426 and E8,192 decrease to net loss during the three month and five month periods ended September 30, 2001, respectively. Additionally, these differences result in an adjustment to increase acquistion goodwill by E17,045. The impact to the statement of operations of the goodwill difference, utilizing an estimated useful life of 15 years for the amortization of basis difference, is E290 and E473 for the three month and five month periods ended September 30, 2001, respectively.

b. Restructuring costs

    In accordance with IAS 37, a provision for restructuring charges is recognized when a detailed formal plan for the restructuring has been developed and the company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected. U.S. GAAP applies similar criteria to determine when a provision for restructuring charges should be established. However, under U.S. GAAP, a rebuttable presumption exists that an exit plan should be completed and all exit costs and involuntary employee termination costs should be incurred within one year from the commitment date. No similar provisions exist under IAS. Based on the difference in provisions, an adjustment to decrease acquistion goodwill totaling E7,147 has been recorded under U.S. GAAP. This adjustment is primarily related to involuntary employee termination costs recorded in association with the acquistion transaction not expected to be incurred within one year from the commitment date. The impact to the statement of operations of this difference, utilizing an estimated useful life of 15 years for the amortization of basis difference, is E119 and E199 for the three month and five month periods ended September 30, 2001, respectively.

c. Transaction costs

    Transaction costs totaling E33,200 were incurred by Messer Griesheim Group GmbH in connection with the acquisition transaction described in note 3. Under IAS, these transaction costs would not be treated as part of the purchase consideration. However, under U.S. GAAP, these costs are required to be considered as part of the purchase price allocation in the application of"push-down" accounting to the acquisition transactions. This difference in accounting treatment results in an increase to acquisition goodwill and equity of E33,200 and an increase to goodwill amortization of E553 and E922 during the three month and five month periods ended September 30, 2001, respectively, under U.S. GAAP.

d. Property, plant and equipment

    Under IAS 36, impairments of long-lived assets are determined based on a comparison of an asset's recoverable amount to its carrying value. The recoverable amount is defined as the higher of the asset's net selling price and value in use. Value in use is based on the discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Under U.S. GAAP, if there is a triggering event, an asset to be held and used is analyzed for impairment based on a comparison of carrying value to the undiscounted cash flows expected to arise from the continuing use of an asset. During the three month period ended September 30, 2000, the Group recorded an impairment in accordance with IAS of approximately E5,376 related to a plant in Argentina, which is not impaired under U.S. GAAP.

    In accordance with IAS 23, foreign currency gains and losses on borrowing costs directly attributable to construction can be capitalized. Such costs are not capitalizable under U.S. GAAP. An additional E35, E47, and E105 of depreciation expense would have been recognized under U.S. GAAP during the three month period ended September 30, 2000, the four month period ended April 30, 2001 and the nine month periods ended September 30, 2000, respectively, as a result of not capitalizing such foreign currency losses in prior years.

    Additionally, under IAS, impairments must be reversed in certain situations, while under U.S. GAAP impairments on assets to be held for use may not be reversed. During the three month period ended September 30, 2000, the four month period ended April 30, 2001 and the nine month period ended September 30, 2000, the Group reversed impairment charges under IAS of E26, E27 and E1,026, respectively, which are not reversed under U.S. GAAP.

e. Provisions for pensions and similar obligations

    The Group's net obligation in respect of defined benefit pension plans and similar obligations is calculated using the projected unit credit method under IAS 19, which is the same valuation method required under U.S. GAAP. In reconciling its defined benefit pension plans and similar obligations from IAS to U.S. GAAP, the Company has applied SFAS 87, "Employer's Accounting for Pensions" effective January 1, 1999, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. The principal actuarial assumptions used by the Company's actuaries in determining pension provisions and related costs under SFAS 87 are the same as those utilized in applying IAS 19. In applying the late adoption rules under SFAS 87, pension provisions and related costs differ from those calculated under IAS 19, as the amortization components for the transitional liabilities differ in certain respects. Further, under U.S. GAAP, when the accumulated benefit obligation exceeds the fair value of the plan assets, the excess is immediately recognized as an additional minimum liability. The cost of this is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation, plus the unrecognized prior service costs, and the remainder is charged through other comprehensive income. IAS 19 has no similar requirements equivalent to U.S. GAAP in such circumstances. These differences result in an increase (decrease) in net periodic pension cost and other comprehensive loss totaling E(64) and E517 for the three months period ended September 30, 2000, an increase (decrease) in net periodic pension cost and other comprehensive loss totaling E(95) and E709, respectively, for the four month period ended April 30, 2001, an increase (decrease) in net periodic pension cost and other comprehensive loss totaling E(193) and E1,551, respectively, for the nine month period ended September 30, 2000 and an increase in pension obligations of E9,888 and E8,576 as of April 30, 2001 and December 31, 2000, respectively. Subsequent to April 30, 2001, all previously existing unrecognized net actuarial gains or losses, prior service costs and transition obligations or assets related to the Group's pension plans have been eliminated as a result of the allocation of the purchase price in the acquisition transactions (see note 3).

    Under IAS, the Group has established accruals for an estimated number of employees that are expected to elect participation in a voluntary early retirement program. Under U.S. GAAP, such accruals are only established when the employee has entered into a binding contractual agreement. In addition, the Group accrues certain amounts related to the early retirement program as a termination benefit that is recognized when the plan is adopted under IAS. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period. These differences result in an increase (decrease) in expense of E742 and E(72) during the three month periods ended September 30, 2001 and 2000, respectively, and a increase (decrease) in expense of E702, E(81) and E(214) for the five month period ended September 30, 2001, the four month period ended April 30, 2001 and the nine month period ended September 30, 2000, respectively.

f. Financial instruments

    In accordance with IAS effective prior to January 1, 2001, the Group recognized losses from changes in fair values of currency and interest rate derivatives, however, the Group did not recognize income from gains related to such instruments. In comparison, U.S. GAAP during such period required the recognition of both gains and losses from changes in fair value unless certain hedging criteria were met. This adjustment reflects the recognition of losses of E1,548 and E1,867 in the three month and nine month periods ended September 30, 2000, respectively, related to currency and interest rate derivatives.

g. Tax effect of U.S. GAAP adjustments

    This reconciliation item includes all tax effects due to the aforementioned reconciling items.

Additional U.S. GAAP information

Acquistion transaction

    As a result of the acquisition transaction (see note 3), MGG has become a wholly-owned subsidiary of Messer Griesheim Holding AG, which in turn was 100% acquired by Messer Griesheim Group GmbH in a purchase transaction. The series of transactions requires "push-down" of the Messer Griesheim Group GmbH's basis under U.S. GAAP in accordance with EITF Topic D-97 "Push-Down Accounting", and SAB No. 54 "Pushdown" Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase". The "pushdown" of basis under U.S. GAAP differs from the allocation of cost to the net assets acquired under IAS. The U.S. GAAP reconciliation of net income for the three month and five month periods ending September 30, 2001 and stockholders' equity as of September 30, 2001 also reflects differences arising from the new bases of accounting under U.S. GAAP and IAS.

The unaudited interim condensed consolidated financial statements reflect the deferred notes payable to Hoechst (see note 3) by the Group's parent, Messer Griesheim Group GmbH as part of equity under IAS and U.S. GAAP as the Company does not meet any of the criteria enumerated in Question 3 of SAB No. 54, which would require the recognition of such obligation as a liability in the Group consolidated financial statements. Therefore, the interest payable by Messer Griesheim Group GmbH relating to these deferred notes is not recorded under IAS or U.S. GAAP.

Statement of operations

    Certain items in the interim condensed consolidated statements of operations would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances for doubtful accounts that would generally be recorded in the same line items as the provisions were originally recorded under U.S. GAAP, rather than as other income.

    U.S. GAAP requires the operating results of those subsidiaries which are to be divested after one year from the measurement date to continue to be reflected as part of the statement of operations. Under IAS, the Company has exercised the option of disclosing discontinuing operations in the notes to the financial statements (see note 10). As a result, there is no difference between IAS and U.S. GAAP in sales, net income and total assets as reflected in the unaudited interim condensed consolidated financial statements with respect to these subsidiaries.

Balance sheet

    Certain items in the interim condensed consolidated balance sheets would be classified differently under U.S. GAAP. As discussed in note 18 to MGG's 2000 consolidated financial statements, the Group participated in a factoring program with a financial conduit. In connection with the acquisition and financing transactions, this program was discontinued. Due to the Group's continued residual risks and rewards in the transferred accounts receivable, the Group continued to consolidate the receivables transferred under this program in accordance with International Accounting Standards SIC Interpretation 12. In reconciling to U.S. GAAP, the Company applied SFAS 125 "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities" to account for its factoring program prior to March 31, 2001 and SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" thereafter. Under U.S. GAAP, the Group was not required to consolidate a qualifying special purpose entity to a factoring program if control over the receivables had been transferred. Accordingly, transfers of receivables under the Group's factoring program qualified as sales under U.S. GAAP. The impact of the different treatment under U.S. GAAP resulted in a decrease in both accounts receivable and corporate debt totaling E51,129 as of December 31, 2000. Additionally, the net assets of entities expected to be disposed of within a period of one year from the date of the acquistion transaction would be classified as "held for sale".

    In accordance with IAS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current depending on when the related benefit or expense is expected to be realized. Additionally, under U.S. GAAP, tax loss carryforwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is more likely than not that the tax benefit related to the utilization of such tax loss carryforwards or credits will not be realized. Under IAS, a deferred tax asset should be recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.

    The Group includes in its classification of "cash and cash equivalents" funds with depositories used as collateral for certain indebtedness. Under U.S. GAAP, only funds with depositories which can be withdrawn at any time without prior notice or penalty qualify as cash. The impact of this definitional difference under U.S. GAAP resulted in an increase in "other receivables and other assets" and a related decrease in "cash and cash equivalents" in the amounts of E131.2 million, E0.0 million and E0.0 at September 30, 2001, April 30, 2001 and December 31, 2000, respectively.

Cash flow statement

    The cash flow statement is prepared in accordance with IAS 7.

Reporting of comprehensive income

    SFAS No. 130 "Reporting Comprehensive Income" requires the reporting of comprehensive income, which includes all changes in stockholders' equity except those resulting from investments by or distributions to shareholders.

    Statement of comprehensive income for the three month periods ended September 30, 2001 and 2000:

	Successor July 1, 2001 to September 30, 2001	Predecessor July 1, 2000 to September 30, 2000
Net loss in accordance with U.S. GAAP	(36,820)	(58,862)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(44,244)	52,357
Change in fair value of derivative financial instruments	(11,892)	—
Additional minimum pension liability	—	(517)

Comprehensive (loss) income, net of tax	(92,956)	(7,022)

    Statement of comprehensive income for the five month period ended September 30, 2001, the four month period ended April 30, 2001, and the nine month period ended September 30, 2000:

	Successor	Predecessor
	May 1, 2001 to September 30, 2001	January 1, 2001 to April 30, 2001	January 1, 2000 to September 30, 2000
Net loss in accordance with U.S. GAAP	(52,910)	(13,437)	(192,180)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(23,257)	3,522	72,236
Change in fair value of derivative financial instruments	(11,180)	—	—
Additional minimum pension liability	—	(709)	(1,551)

Comprehensive (loss) income, net of tax	(87,347)	(10,624)	(121,495)

Hyperinflation

    In accordance with IAS, the financial statements of certain subsidiaries of the Messer Group have been restated in accordance with IAS 29. This treatment is different from that which would have been calculated under U.S. GAAP. No difference is included within the reconciliation of U.S. GAAP as foreign private issuers applying IAS 29 are granted relief from such requirement.

New U.S. accounting pronouncements

    In June 1998, the FASB issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 was subsequently amended by SFAS 137 "Deferral of the Effective Date of FASB 133", which allowed entities which had not adopted SFAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000, and SFAS 138 "Accounting for Derivative Instruments and Hedge Activities—an amendment of FASB Statement No. 133" which addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133.

    SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. Similar to IAS 39, SFAS 133, as amended, requires the Group to recognize all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. SFAS 133, as amended, was adopted by the Group effective January 1, 2001.

    Although IAS 39 and SFAS 133, as amended, are similar in many respects, the transition adjustments resulting from the adoption of IAS 39 must be reported in shareholders' equity, whereas the transition adjustments resulting from adoption of SFAS 133, as amended, must be reported in earnings or other comprehensive income, as appropriate. Adoption of SFAS 133 did not have a material impact on the Group's consolidated financial statements.

    In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB No. 125". This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 is effective for transactions occurring after March 31, 2001. Adoption of this replacement standard did not have a material effect on the Group's consolidated financial statements.

    In July 2001, the FASB issued SFAS 141 "Business Combinations", and SFAS 142 "Goodwill and Other Intangible Assets". These pronouncements significantly change the accounting for business combinations, goodwill and intangible assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Group is required to adopt all provisions of SFAS 141 and certain provisions of SFAS 142 immediately, and SFAS 142 in its entirety on January 1, 2002. The Group has not yet completed its analysis of the new pronouncements, however, management expects that adoption of these new pronouncements may have a material effect on the Group's financial statements due to the significant intangible assets, including goodwill (which is subject to final purchase price allocation) recorded in connection with the acquisition transactions described in note 3, and the reallocation of such amounts between goodwill and other intangible assets which may result from the application of SFAS 141 and SFAS 142.

    In August 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Group has not yet completed its analysis of the new pronouncement and has not yet determined if the adoption of the new pronouncement will have a material effect on its financial statements.

    In August 2001, the FASB approved for issuance SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations—Reporting the

Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, with earlier adoption encouraged. The Group has not yet completed its analysis of the new pronouncement and has not yet determined whether the adoption of the new pronouncement will have a material effect on the financial statements. However, the Group has noted that the provisions of SFAS 144 would supersede certain provisions of EITF 87-11 as they relate to allocation of purchase price in a business combination where the acquirer intends to sell a portion of the operations of the acquired enterprise (see Note 18a). Therefore, early adoption of SFAS 144 would have resulted in fewer differences between IAS and US GAAP.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING AG
By:	/s/ KLAUS-JÜRGEN SCHMIEDER
Name:	Klaus-Jürgen Schmieder
Title:	Chief Executive Officer
Date:	17 December, 2001